SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Tektronix, Inc.

(Name of Subject Company)

Tektronix, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value,

including the preferred share purchase rights attached thereto

(Title of Class of Securities)

879131100

(CUSIP Number of Class of Securities)

James F. Dalton

Sr. Vice President and General Counsel

Tektronix, Inc.

14200 SW Karl Braun Dr.

Beaverton, Oregon 97077

(503) 627-6700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Henry H. Hewitt

Margaret Hill Noto

Stoel Rives LLP

900 SW Fifth Avenue, Suite 2600

Portland, Oregon 97204-1268

(503) 224-3380

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Tektronix, Inc., an Oregon corporation (“Tektronix” or the “Company”). The address of the principal executive offices of the Company is 14200 SW Karl Braun Dr., Beaverton, Oregon 97077 and its telephone number is (503) 627-6700.

(b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, without par value, of the Company (the “Common Stock”), including the preferred share purchase rights attached thereto (the “Rights”) pursuant to the Rights Agreement dated as of June 21, 2000 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”) between the Company and Mellon Investor Services LLC, a New Jersey company formerly known as ChaseMellon Shareholder Services, L.L.C., as rights agent. Unless expressly stated otherwise, all references to the Common Stock in this Schedule 14D-9 shall be deemed to include the Rights attached thereto. As of the close of business on October 12, 2007, there were 75,084,510 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to a tender offer by Raven Acquisition Corp., an Oregon corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated October 18, 2007 (as amended or supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $38.00 per share net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2007. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 14, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”) by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Oregon Business Corporation Act (the “OBCA”), Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is issued and outstanding (other than shares of Common Stock that are owned by Parent, Purchaser or any direct or indirect subsidiary of Tektronix, Parent or Purchaser, will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become an indirect wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, District of Columbia 20006-1813, and their telephone number is (202) 828-0850.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Tektronix shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Tektronix Board”) after acquiring Common Stock pursuant to the Offer.

(a) Arrangements with Directors and Executive Officers of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.

In considering the recommendation of the Tektronix Board to tender Shares in the Offer or otherwise approve the Merger, shareholders should be aware that the Company’s executive officers have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders generally. As described below, the completion of the transactions contemplated by the Merger Agreement will constitute a change-in-control of the Company under certain of these arrangements and agreements, entitling the Company’s executive officers to receive certain payments and benefits. The Tektronix Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on Tektronix’s Equity Incentive Plans

Stock Options. Under the Merger Agreement, outstanding options to acquire Tektronix common stock under Tektronix’s stock option and stock incentive plans, including those held by Tektronix executive officers, will be treated as follows in the Merger:

•

Stock options that (i) are vested as of the Effective Time, (ii) are scheduled to vest by January 31, 2008, (iii) would by their terms vest in connection with the Merger and (iv) for each optionholder, additional options that are scheduled to vest after January 31, 2008 (the “Longer Term Options”) having an aggregate spread of up to $50,000 (starting with the options having the shortest remaining vesting period and rounding up to the nearest whole share) will, as soon as practicable after the Effective Time, be cashed out for the amount (if any) by which $38.00 exceeds the exercise price per share of Tektronix common stock subject to such option; and

•

Any stock options that remain unvested (including all Longer Term Options exceeding the $50,000 aggregate limit for cash payment) will automatically be converted at the Effective Time into options to purchase that number of common shares of Parent, equal to the number of shares of Tektronix common stock subject to the stock option immediately prior to the Effective Time, multiplied by the ratio of the $38 over the average closing price of Parent common stock on the last ten trading days immediately prior to the Effective Time (such ratio, the “Exchange Ratio”), rounded down to the nearest whole share. The exercise price per share will be equal to the exercise price per share that existed under the corresponding Tektronix stock option divided by the Exchange Ratio, rounded up to the nearest whole cent. One-fifth of the shares subject to these options will vest on each of the first five anniversaries of the Effective Time, and holders of these options generally will not be entitled to accelerated vesting of the options upon termination of employment.

Restricted Shares and Restricted Share Units. Under the Merger Agreement, outstanding restricted stock units and share rights (“RSUs”) and outstanding shares of restricted stock under the Tektronix’s stock option and stock incentive plans, including those held by Tektronix executive officers, will be treated as follows in connection with the Merger:

•

Restricted stock and RSUs that (i) are vested as of the Effective Time, (ii) are scheduled to vest by January 31, 2008, (iii) would by their terms vest in connection with the Merger (including share rights granted under the Inet Technologies, Inc. stock plan prior to the date of the Merger Agreement) and (iv) for each holder, additional restricted stock and RSUs, as applicable, having a collective aggregate value of the excess of the positive difference, if any, between $25,000 and the spread of the Longer Term Options that were cashed out in connection with the Merger will, as soon as practicable after the Effective Time, be cashed out for an amount equal to $38.00 per share of Tektronix common stock subject to the award;

•

Any restricted stock that remains unvested will automatically be converted at the Effective Time into that number of restricted shares of Parent common stock equal to the product of (i) 1.2 multiplied by (ii) (x) the number of shares of Tektronix common stock related to the restricted stock award immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. These Parent restricted shares will vest as to one-sixth of the shares underlying the award on each of the first four anniversaries of the Effective Time and as to two-sixths of the shares underlying the award on the fifth anniversary of the Effective Time, and holders generally will not be entitled to accelerated vesting of these Parent restricted shares upon termination of employment; and

•

Any RSUs that remain unvested will automatically be converted at the Effective Time into that number of restricted stock units settleable in Parent common stock (“Parent RSUs”), equal to the product of (i) 1.2 multiplied by (ii) (x) the number of shares of Tektronix common stock related to the RSUs immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. These Parent RSUs will vest and be settled as to one-sixth of the shares underlying the award on each of the first four anniversaries of the Effective Time and as to two-sixths of the shares underlying the award on the fifth anniversary of the Effective Time, and holders generally will not be entitled to accelerated vesting of the Parent RSUs upon termination of employment.

Deferred Compensation Plans.  Immediately prior to the Effective Time, all amounts held in participant accounts and denominated in Tektronix common shares, either under Tektronix’s nonqualified deferred compensation plans or pursuant to individual deferred compensation agreements, will be converted into the right to receive $38.00 per each of share of Tektronix common shares deemed held in a participant’s account. These obligations will vest and be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to the underlying amounts.

Employee Stock Purchase Plan.  Tektronix has terminated its Employee Stock Purchase Plan effective as of its entry into the merger agreement. In connection with this termination, all cash and shares of Tektronix common shares held in participants’ accounts under the Plan will be distributed to the participants’ (or their order) as soon as practicable after Tektronix’s entry into the merger agreement.

Change in Control Agreements with Executive Officers

On October 12, 2007, the Organization and Compensation Committee of Tektronix’s Board of Directors approved Amended and Restated Change in Control Agreements between Tektronix and each of

Richard H. Wills, Colin L. Slade and James F. Dalton, which replaced the existing Change in Control Agreements with these officers. On October 12, 2007, the Committee also approved Change in Control Agreements between Tektronix and each of its other four executive officers.

The Change in Control Agreements generally provide for the following benefits to an officer if within 18 months (24 months for Messrs. Wills, Slade and Dalton) following a “change in control” of Tektronix (as defined in the agreements) the officer’s employment is terminated without cause (as defined in the applicable agreement) or by the officer for good reason (as defined in the applicable agreement):

•	Cash severance in an amount equal to two times (three times, in the case of Mr. Wills) the sum of the officer’s annual base pay and targeted bonus under Tektronix’s Annual Performance Incentive Plan;

•	Accelerated vesting of certain equity awards (as described below); and

•	Continuation of medical and dental insurance benefits for up to 24 months.

In the Change in Control Agreements with Messrs. Wills, Slade and Dalton, the definition of “good reason” generally includes the occurrence of any of the following:

•	A change in the officer’s status, title, position(s), responsibilities or reporting relationship that, in the officer’s reasonable judgment, is not a promotion;

•	A reduction in the officer’s base salary as in effect immediately before the change in control;

•	Any material reduction in benefits under any benefit plan in which the officer participates without the replacement of substantially equivalent benefits; and

•	Requiring the officer to be based anywhere more than 50 miles from where the officer’s office is located immediately prior to the change in control.

In the Change in Control Agreements with the other executive officers, the definition of “good reason” generally includes:

•

A material adverse reduction in the officer’s position(s) or responsibilities, provided that any such reduction that solely results from Tektronix ceasing to be a publicly traded company or becoming a subsidiary of another entity shall not constitute “good reason”;

•	A reduction in the officer’s base salary or target annual bonus of more than 5 percent from that in effect immediately prior to the change in control;

•	A material reduction in the officer’s overall health and welfare benefits from those in effect immediately prior to the change in control; and

•	Requiring the officer to be based more than 50 miles from where the officer’s office is located immediately prior to the change in control.

See “Effect of the Offer and Merger Agreement on Tektronix’s Equity Incentive Plans” for a description of the treatment of options and restricted stock that are cashed out in the Merger. Remaining options held by an officer immediately prior to the Merger (“rollover options”) would be converted into options to acquire Parent stock and remaining restricted stock (“rollover restricted stock”) would be converted into Parent restricted stock. If the conditions for payment of the cash severance are triggered, the Change in Control Agreements also provide for accelerated vesting of rollover options and rollover restricted stock. In this event, the officer’s rollover stock options would be accelerated to the extent that the value of the rollover options (the market value of the Parent stock subject to the options at the time of employment termination less the exercise price) does not exceed (1) the value of the rollover options at the Effective Time of the Merger ($38.00 less the exercise price), reduced by (2) the value of rollover options that vested after the Merger and before employment termination (as of the earlier of the date of exercise, if any, or the date of termination). Also in this circumstance, the officer’s Parent restricted stock would be accelerated such that the value of these awards (the market value at the time of employment termination of the Parent stock subject to the Parent RSU) would be equal to an amount up to the value of the officer’s rollover restricted stock at the Effective Time of the Merger ($38.00 per share of rollover restricted stock), minus the total value (as of the date of vesting) of the officer’s Parent restricted stock that have vested since the Effective Time.

Under the Change in Control Agreements, if any payments to an executive officer in connection with a change in control would be subject to the 20% excise tax on “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, payments will be reduced below the threshold for imposition of the excise tax if and to the extent the officer would receive a greater net after-tax benefit than if the excise tax were imposed.

The Change in Control Agreements impose noncompetition and nonsolicitation obligations on the officer during the 12-month period following termination of employment. In addition, an officer must sign and not revoke a release of any claims against Tektronix to receive severance benefits.

The acquisition of Shares of Tektronix in the tender offer by Purchaser would constitute a change in control under these agreements.

The following table shows the estimated benefits that would be payable to the executive officers under the provisions of the Merger Agreement, the Change in Control Agreements and the terms of certain awards if the Merger were to occur on November 30, 2007 and each officer’s employment were terminated on that date either by Tektronix without “cause” or by the officer with “good reason.”

Name	Cash Severance(1)	Insurance Continuation(2)	Stock Option Acceleration(3)	Restricted Stock Acceleration(4)(5)	Total(5)
Richard H. Wills	$4,110,000	$32,000	$1,958,765	$2,394,000	$8,494,765
Colin L. Slade	$1,221,000	$32,000	$686,140	$543,932	$2,483,072
Craig L. Overhage	$1,120,000	$32,000	$605,530	$608,000	$2,365,530
Richard D. McBee	$1,120,000	$32,000	$605,530	$532,008	$2,289,538
James F. Dalton	$990,000	$32,000	$513,025	$255,282	$1,790,307
John T. Major	$810,000	$32,000	$421,940	$820,800	$2,084,740
Susan G. Kirby	$780,000	$32,000	$439,678	$440,800	$1,692,478

(1)	Cash Severance. Under the Change in Control Agreements, cash severance benefits are payable if the officer’s employment is terminated without “cause” or by the officer for “good reason” within 18 months (24 months in the case of Messrs. Wills, Slade and Dalton) after a change in control. The cash severance payment for the executive officers would be equal to two times (three times for Mr. Wills) annual base salary plus two times (three times for Mr. Wills) target bonus under the Annual Performance Incentive Plan for the fiscal year in which the notice of termination occurs and would generally be payable in a lump sum on the tenth day following termination.

(2)	Insurance Continuation. If the conditions for payment of the cash severance benefits are triggered, the Change in Control Agreements also provide for continuation of medical and dental insurance benefits for the officer and his dependents payable by Tektronix for up to 24 months following termination of employment, but not to the extent equivalent benefits are provided by a subsequent employer, and provided that the officer continues to pay regular contributions for such participation. The amounts in the table above represent the estimated amount for 24 months of medical and insurance benefit payments at the rates paid by Tektronix as of September 30, 2007.

(3)

Stock Option Acceleration. Reflects the value of the acceleration of unvested options under the terms of certain option agreements, the Merger Agreement and the Change in Control Agreements. Of the amounts in this column, the following amounts represent the value (based on the spread between the $38.00 Offer Price and the applicable option exercise price) of unvested options accelerated on the purchase of Shares in the tender offer or in the Merger pursuant to the options terms or the Merger Agreement, which option accelerations would occur even if there were no termination of employment: Mr. Wills-$823,189, Mr. Slade-$314,972, Mr. Overhage-$279,737, Mr. McBee-$279,737, Mr. Dalton-$253,532, Mr. Major-$211,338 and Ms. Kirby-$229,075. Of the amounts in this column, the following amounts represent the value of unvested options at the time they would be converted into Parent options in the Merger (based on the spread between the $38.00 Offer Price and the option exercise price), which could be accelerated if there were an employment termination that triggered the payment of the severance benefits under the Change in Control Agreements: Mr. Wills-$1,135,576, Mr. Slade-$371,169, Mr. Overhage-$325,794, Mr. McBee-$325,794, Mr. Dalton-$259,494, Mr. Major-$210,602 and Ms. Kirby-$210,602.

(4)	Restricted Stock Acceleration. Reflects the value of the acceleration of unvested restricted stock under the terms of certain award agreements, the Merger Agreement and the Change in Control Agreements. Of the amounts in this column, the following amounts represent the value (based on the $38.00 Offer Price) of restricted stock accelerated on the purchase of Shares in the Tender Offer or in the Merger pursuant to the terms of the restricted stock or the Merger Agreement, which acceleration would occur even if there were no termination of employment: Mr. Wills-$1,045,000, Mr. Slade-$152,000, Mr. Overhage-$114,000, Mr. McBee-$114,000, Mr. Dalton-$114,000, Mr. Major-$76,000 and Ms. Kirby-$76,000. Of the amounts in this column, the following amounts represent the value of unvested restricted stock at the time it would be converted into Parent RSUs in the Merger (based on the $38.00 Offer Price), which could be accelerated if there were an employment termination that triggered the payment of the severance benefits under the Change in Control Agreements: Mr. Wills-$1,349,000, Mr. Slade-$391,932, Mr. Overhage-$494,000, Mr. McBee-$418,008, Mr. Dalton-$141,282, Mr. Major-$744,800 and Ms. Kirby-$364,800.

(5)	Total—Conditional Cap on Change in Control Benefits. Under the Change in Control Agreements, if any payments to an executive officer in connection with a change in control would be subject to the 20% excise tax on “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, the payments will be reduced if and to the extent the officer would receive a greater net after-tax benefit. In accordance with this provision, the restricted stock acceleration amounts in the table have been reduced by the following amounts: Mr. Slade-$102,068, Mr. McBee-$75,992 and Mr. Dalton-$223,518.

Director and Officer Exculpation, Indemnification and Insurance

The Oregon Business Corporation Act (the “OBCA”) permits a corporation to include a provision in its articles of incorporation that eliminates personal liability of directors to the corporation and its shareholders for monetary damages for conduct as directors, except that no provision may eliminate or limit a director’s liability for (a) breach of the director’s duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) an unlawful payment of a dividend or repurchase of stock or (d) any transaction from which the director derived an improper personal benefit. Tektronix’s Restated Articles of Incorporation, as amended (the “Restated Articles”), limit the personal liability of directors to Tektronix and its shareholders for monetary damages for conduct as directors to the fullest extent permitted by the OBCA.

The OBCA provides that a director or officer who has been or is threatened to be made a defendant in a legal proceeding because that person is or was a director or officer of a corporation (1) shall be indemnified by the corporation for reasonable expenses of that litigation when the director or officer is wholly successful on the merits or otherwise, (2) may be indemnified by the corporation for expenses, judgments, fines, penalties and amounts paid in settlement of the litigation (other than a derivative suit), even if the director or officer is not successful on the merits or otherwise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful) and (3) may be indemnified by the corporation for expenses of a derivative suit (a proceeding by or in the right of the corporation), even if the director or officer is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that the director or officer is not adjudged liable to the corporation. The indemnification described in clauses (2) and (3) above may be made only upon a determination by (a) a majority of a quorum of disinterested directors or a committee of disinterested directors, (b) independent legal counsel or (c) the shareholders that indemnification is proper because the applicable standard of conduct has been met. The OBCA authorizes the advancement of litigation expenses to a director or officer upon receipt of a written affirmation of the director’s or officer’s good faith belief that the standard of conduct has been met and an undertaking by the director or officer to repay the expenses if it is ultimately determined that he or she is not entitled to be indemnified. The OBCA authorizes a court to award additional indemnification. The OBCA also authorizes a corporation to provide officers’ and directors’ liability insurance and provides that statutory indemnification rights are not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, board action, vote of shareholders or otherwise.

Pursuant to the Merger Agreement, Parent has agreed, from and after the expiration of the Offer (the “Expiration Date”), to cause the Company and the Surviving Corporation to protect, indemnify, defend and hold harmless to the fullest extent permitted under the Restated Articles and the Bylaws the current and former officers and directors of the Company against all losses, claims, damages, liabilities, fees and expenses in connection with any claim or proceeding that is, in whole or in part, based on or arising out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries or was serving at the request of the Company or any of its subsidiaries an arising out of actions or omissions occurring at or prior to the Effective Time.

The Merger Agreement further provides that, from and after the Expiration Date, Parent will cause the Company or the Surviving Corporation, as applicable, to purchase and maintain a six-year extended reporting period endorsement under the Company’s directors’ and officers’ liability insurance coverage covering acts or omissions occurring prior to the Effective Time with respect to those officers and directors who are covered by the Company’s directors’ and officers’ liability insurance policy on the date of the Merger Agreement on terms with respect to such coverage and amount no less favorable to the Company’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof. However, in no event will the Surviving Corporation be required to pay aggregate annual premiums for insurance in excess of 200% of the aggregate premiums paid by the Company for the fiscal year ended May 26, 2007

(b) Arrangements with Parent and Purchaser.

In connection with the transactions contemplated by the Merger, Tektronix, Parent and Purchaser entered into the Merger Agreement and Tektronix and Parent entered into a confidentiality agreement dated September 3, 2007 (the “Confidentiality Agreement”).

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Parent has agreed, among other things, to hold the Evaluation Material in confidence, not to disclose the Evaluation Material to any one other than its representatives and not to use the Evaluation Material for any purpose except to further a potential business relationship between Tektronix and Parent. Parent’s obligations under the Confidentiality Agreement do not apply to the extent the Evaluation Material (i) was or becomes available to Parent on a non-confidential basis from a source other than the Company or its Representatives, provided that, after making reasonable inquiry, Parent does not know such other source to be bound by a confidentiality obligation to the Company with respect to such information, (ii) was or becomes available to the public (other than as a result of a breach by Parent or its Representatives of the Confidentiality Agreement), (iii) was already in Parent or its Representatives’ possession at the time of its disclosure or (iv) is independently developed by Parent without reference to any Evaluation Material. In addition, Parent agreed, among other things, that for a period of nine months from the date of the Confidentiality Agreement (the “Standstill Period”), Parent will not (unless Tektronix has requested or agreed in writing that Parent take such action), directly or indirectly, (i) acquire or offer, seek, propose or agree to acquire, beneficial ownership of more than 1% of the voting securities of the Company or any consolidated assets of the Company, not counting any purchases of assets in the ordinary course, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination or other similar transaction involving the Company, (iii) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to any voting securities of the Company, (v) otherwise act, alone or in concert with others, to seek to control or influence the management or policies of the Company or (vi) take any action which would reasonably be expected to force the Company to make a public announcement about the Confidentiality Agreement or the transactions described in the Merger Agreement. The obligations described in this paragraph are referred to as the “Standstill Obligations.”

If at any time during the Standstill Period (i) the Company enters into a definitive agreement providing for a Combination or the Company redeems any rights under, or modifies or agrees in writing to modify, a shareholder rights plan to facilitate any Combination, (ii) a tender or exchange offer that if completed would constitute a Combination is made for securities of the Company, (iii) the Company engages in a formal, public “auction” process that includes consideration of one or more transactions that if completed would constitute a Combination or (iv) a person or “group” (within the meaning of Section 13(d) under the Exchange Act) enters into an agreement or commences a proxy solicitation by which the person or “group” would, if successful, elect or acquire the ability to elect a majority of the Tektronix Board, then the Standstill Obligations will terminate. A “Combination” means a transaction in which (i) a person or “group” (within the meaning of Section 13(d) under the Exchange Act) acquires, directly or indirectly, securities representing a majority of the voting power of the outstanding securities of the Company or properties or assets constituting a majority of the consolidated assets of the Company and its subsidiaries or (ii) in any case not covered by (i), the Company engages in a merger or other business combination such that the holders of voting securities of the Company immediately prior to the transaction do not own a majority of the voting power of securities of the resulting entity.

In the event that the Company enters into a confidentiality or “standstill” agreement with any person in connection with a possible transaction involving a Combination that (i) contains any “standstill” provision(s) that are, in any respect, materially more favorable to or materially less restrictive of the other party to such agreement than the provision(s) of Confidentiality Agreement are with respect to Parent or (ii) does not include any “standstill” provisions, then the Standstill Obligations will automatically be deemed to be amended to conform the provision(s) of Confidentiality Agreement with the more favorable or less restrictive provision(s).

Parent further agreed under the Confidentiality Agreement that, for a period of one year from the date of the Confidentiality Agreement, it would not solicit to employ or employ any senior employees of Tektronix to whom Parent is introduced as a result of or in connection with the purpose of furthering a potential business transaction between Tektronix and Parent, so long as they are employed by Tektronix. However, the foregoing will not prevent Parent from hiring any such person who approached Parent or any agent (including placement and recruitment agencies).

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Tektronix Board, during a meeting held on October 12, 2007, unanimously determined that it is advisable for Tektronix to be acquired upon the terms and subject to the conditions set forth in the Merger Agreement and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement. Accordingly, the Tektronix Board recommends that the holders of the Shares accept and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of Tektronix’s shareholders, vote their Shares for the approval and adoption of the Merger Agreement and the Merger.

(b) Background and Reasons for the Tektronix Board of Directors’ Recommendation.

Background

Tektronix periodically reviews its long-term strategies and objectives with a view toward maximizing shareholder value. Tektronix periodically pays dividends to its shareholders and has a share repurchase program. During fiscal years 2007 and 2006, Tektronix paid aggregate dividends of $0.48 per share and repurchased a total of 11.5 million shares for an aggregate purchase price of $191.1 million. In June 2006, Tektronix completed the sale of $345.0 million aggregate principal amount of its 1.625% senior convertible notes. Contemporaneously with the sale of the Notes, Tektronix repurchased approximately $110 million worth of shares of Common Stock (3,181,900 shares of Common Stock at $34.57, the last reported sale price of the Common Stock on June 25, 2007) in privately negotiated transactions and reserved a significant portion of the remaining proceeds for future share repurchases. In addition, Tektronix shareholders occasionally recommend that Tektronix consider business combinations with other companies to maximize the value of Tektronix shares, and Tektronix engages from time to time in discussions with representatives of other companies regarding various strategic alternatives, including potential business combinations.

On May 8, 2007, James Lico, an executive vice president of Parent with responsibility for Parent’s Electronic Test platform, contacted Richard Wills, Tektronix Chairman, President and Chief Executive Officer, to introduce himself and to request a meeting with Mr. Wills to discuss dynamics of the electronic test industry and potential areas of strategic cooperation between Parent and Tektronix that could benefit their respective businesses.

On May 23, 2007, Mr. Wills met with Mr. Lico. At the meeting, they discussed industry trends generally and focused on strategic and marketing issues, exploring areas of potential cooperation between Tektronix and Parent.

Mr. Lico spoke with Mr. Wills again by telephone on June 26, 2007. The two discussed generally Tektronix’s positive quarterly results. Mr. Lico expressed Parent’s interest in a potential acquisition of Tektronix and discussed some of Parent’s reasons for pursuing a potential transaction, including the strategic fit between the companies, their complementary product offerings, Parent’s experience with successful acquisitions and the strong culture and performance of Tektronix. At the conclusion of the meeting, Mr. Lico requested that Mr. Wills meet with H. Lawrence Culp, Jr., President and Chief Executive Officer of Parent. Mr. Wills subsequently reported the conversation to Cyril Yansouni, Lead Director of the Tektronix Board, and they agreed that a meeting of directors and Tektronix advisors should be held to discuss Parent’s interest in Tektronix.

On July 2, 2007, the Tektronix Board met and Mr. Wills reported regarding his conversation with Mr. Lico and the expression of interest by Parent in further discussions with Tektronix regarding a possible acquisition. The Tektronix Board received information about Parent and its operations and the possible strategic benefits from a combination of Tektronix and certain of Parent’s operations. The Tektronix Board agreed that it would be desirable for Mr. Wills to meet with Messrs. Lico and Culp to learn more about Parent’s interest.

Messrs. Lico and Culp met with Mr. Wills and James Dalton, Senior Vice President, Corporate Development, and General Counsel of Tektronix, on July 9, 2007 to discuss Parent’s interest in a possible business combination with Textronix. At the meeting, Mr. Culp provided an overview of Parent and its plan to grow its Electronic Test platform, and Mr. Wills gave an overview of Tektronix’s business and financial results. Mr. Culp provided an outline of reasons for a potential combination of Parent and Tektronix operations, including the opportunity to create an industry leader with broad product offerings positioned to compete effectively in the electronic test industry and the synergies the combined company could have in manufacturing productivity, distribution and other areas. Mr. Wills indicated that Tektronix would also be interested in acquiring the Electronic Test operations of Parent. Mr. Culp declined any interest in such a transaction and suggested further meetings with others at the companies to discuss a possible acquisition of Tektronix by Parent.

On July 10, 2007, the Tektronix Board met and Mr. Wills reported regarding his meeting the previous day with Mr. Culp and Mr. Lico. The Board agreed that Mr. Culp should be told that Tektronix was not interested in having further discussions unless Parent could be more specific regarding its proposal. On July 11, Mr. Wills spoke with Mr. Culp by telephone and told him that Tektronix was not interested in further discussions without a more concrete proposal to consider.

Mr. Culp called Mr. Wills on July 16, 2007 and reiterated Parent’s interest in a possible acquisition of Tektronix. He conveyed a non-binding proposal that Parent would acquire Tektronix in an all cash deal for not less than $39.00 per share subject to Parent confirming its valuation expectations in a due diligence investigation. The closing price of the Tektronix stock on July 16, 2007 was $34.81. Mr. Culp indicated Parent had retained Morgan Stanley to advise it in a possible transaction, and restated Parent’s view that a transaction would create a strong, leading player in the electronic test industry, while at the same time providing fair value for Tektronix shareholders. He added that the combined company would maintain the Tektronix brand and a strong presence in Portland, Oregon.

On July 18, 2007 Mr. Wills called Mr. Culp and told him that Tektronix understood Parent’s rationale for the transaction and that its proposal was serious and that he would present it to the Tektronix Board for consideration. Mr. Wills stated that it would take time for Tektronix to prepare for the Board meeting and that it would likely be two weeks before they would be in a position to respond to Parent’s proposal.

On July 19, 2007, the Tektronix Board met and Mr. Wills reported regarding his conversations with Mr. Culp. Mr. Wills also reviewed Tektronix’s strategic plan, competitive position and possible alternative approaches for maximizing shareholder value. The Board agreed that the Company’s strategic plan should be reviewed and updated and the Board should meet again to consider the Parent proposal and other strategic alternatives. The Board also approved the retention of Goldman Sachs & Co. (“Goldman Sachs”) to be financial advisors to assist with the evaluation of strategic alternatives. Following the Tektronix Board meeting, Tektronix formally retained Goldman Sachs as its financial advisor.

On July 23, 2007, Messrs. Wills and Culp had a brief telephone conversation during which Mr. Culp reiterated the logic of a combination of the two companies. Mr. Wills indicated he would get back to Mr. Culp with a reaction to their proposal after it is considered by the Tektronix Board.

On July 31, 2007, the Tektronix Board met and management presented the updated Tektronix financial plan, strategic plan and outlook for achieving long-term shareholder value and described the strategic rationale for a combination with Parent. Goldman Sachs discussed with the Tektronix Board alternatives that could maximize risk-adjusted value to shareholders, including the outlook under Tektronix’s current plan, a recapitalization, a private equity transaction or a strategic sale. Goldman Sachs also reviewed with the Tektronix Board information about Parent and the Parent proposal. The Tektronix Board discussed with Goldman Sachs the pool of potential acquirers of Tektronix and requested that it make inquiries of potential acquirers when Parent specified more clearly its proposed per share price. The Tektronix Board concluded that Tektronix should engage in further consideration with Parent regarding a possible transaction if an understanding could be reached that the acquisition price would be not less than $42.00, that speed to completion and confidentiality could be maintained, that Tektronix employees would be treated fairly and that the risk of not getting to completion following announcement was small. The closing price of the Tektronix stock on July 31, 2007 was $32.85.

On August 2, 2007, Mr. Wills called Mr. Culp and relayed the Tektronix Board’s reactions to Parent’s proposal. Mr. Wills shared highlights of the Board’s discussions and its ultimate conclusion to continue discussions with Parent about a possible transaction. Mr. Wills also conveyed to Mr. Culp the range of possible prices the Board considered appropriate, suggesting a range of $42.00 to $43.00 per share. Mr. Wills also proposed a small team from each side that would continue negotiations and stressed the need for confidentiality. Mr. Wills also told Mr. Culp about the Board’s discussion of how the cultures at the two companies would mesh, and the Board’s concerns that employees of Tektronix be treated fairly in a transaction. He also advised Mr. Culp that Tektronix had engaged Goldman Sachs as its financial advisor in connection with the proposed transaction. Mr. Culp responded that he would get back to Mr. Wills.

On August 6, 2007, Mr. Culp contacted Mr. Wills and relayed Parent’s reactions to Tektronix proposal. He indicated he saw no barriers to continuing discussions and noted that the offered price could be raised above $39.00 if Parent identified additional sources of value after completing its diligence investigation of Tektronix. On August 7, 2007, Mr. Wills told Mr. Culp he felt the parties were too far apart on price.

On August 14, 2007, Mr. Culp indicated to Mr. Wills that Parent would be willing to move to a range of $40.00 to $41.00 per share, subject to Parent’s due diligence confirming that valuation Mr. Wills reminded Mr. Culp that the Tektronix Board position was that the range should be $42.00 to $43.00 per share. The closing price of the Tektronix stock August 14, 2007 was $32.35. On August 16, 2007, the Tektronix Board met and Mr. Wills reported regarding his conversation with Mr. Culp. Goldman Sachs discussed with the Board the new Parent proposal and the current condition of the equity markets. The Board concluded that further discussions with Parent should be pursued and that a revised price range of $41.00 to $42.00 per share should be proposed. The closing price of the Tektronix stock on August 16, 2007 was $31.25.

Mr. Wills contacted Mr. Culp on August 16, after the Tektronix Board meeting, to indicate to Mr. Culp that Tektronix was willing to continue discussions with Parent at a price range of $41.00 to $42.00. Mr. Culp responded later that day that Parent could not move further on price without first conducting additional diligence.

On August 29, 2007, after further conversations with representatives from Parent, Tektronix agreed to have a small management group meet with representatives of Parent on September 6–7, 2007 to provide Parent with additional information about Tektronix. Over the next few days, Tektronix discussed the agenda and participants for the two-day meeting with representatives from Parent.

Tektronix entered into the Confidentiality Agreement with Parent on September 3, 2007. The agreement contained customary standstill provisions designed to motivate Parent to submit its best offer. On September 5, Tektronix sent to Parent documents responsive to its diligence requests and continued to discuss with Parent logistical matters and the meeting agenda.

On September 6, 2007, representatives from Parent and Tektronix met in Portland, Oregon at the offices of Tektronix’s legal counsel, Stoel Rives LLP. In addition to Messrs. Dalton and Wills, Colin Slade, Senior Vice President and Chief Financial Officer, Craig Overhage, Senior Vice President and General Managers, Instruments Business Unit, Richard McBee, Senior Vice President and General Manager, Communications Business, and Paul Oldham, Vice President, Treasurer and Director of Investor Relations, presented overviews of Tektronix’s business, historical financial results and strategy. Mr. Culp, Daniel Raskas, Vice President, Corporate Development, Daniel Comas, Chief Financial Officer, and other representatives from Parent participated in the September 6 meetings. On September 7, 2007, representatives of Tektronix and Parent held additional meetings in which they discussed in more detail the financial performance and business of Tektronix.

On September 10, 2007, representatives of Tektronix and Parent discussed continuing to investigate a potential transaction. Mr. Raskas indicated that Parent had pulled people from other projects to devote to a potential transaction with Tektronix. Mr. Culp had a similar conversation with Mr. Wills. Each of Tektronix and Parent committed to proceed with additional meetings.

Over the next several days, Tektronix continued to respond to Parent’s requests for information and several meetings took place between representatives of Parent and Tektronix, covering topics ranging from manufacturing, human resources, legal, finance and administrative service matters, research and development, distribution matters and information technology, among others.

On September 17, 2007, following the meetings, Mr. Culp called Mr. Wills to discuss the preliminary results of Parent’s analysis and the need for further due diligence. Mr. Culp also noted that the Tektronix forecast and outlook for orders and sales were lower than Parent anticipated, based on its earlier review of analyst forecasts.

On September 18, 2007, the Tektronix Board met to review first quarter results and a revised financial forecast and received an update on discussion with Parent. The forecast and outlook, which revised the forecast provided to the Tektronix Board on July 31, 2007, reflected first quarter operating results, including the decline in orders in Japan for instruments products and the decline in orders for network diagnostics products. Following the meeting, Mr. Dalton called Mr. Raskas to discuss Tektronix’s earnings release. Additional meetings were held over the next few days, with Tektronix continuing to respond to information requests from Parent.

On September 20, 2007, Tektronix announced its operating results for its first fiscal quarter of fiscal 2008, which were below analyst expectations. Tektronix also provided guidance for its second quarter. The market price of Tektronix's stock subsequently decreased from a per share closing price of $32.40 on September 20 to a per share closing price of $29.61 on September 21, 2007.

On September 21, 2007, Wachtell, Lipton, Rosen & Katz, legal counsel to Parent, forwarded to Stoel Rives LLP, legal counsel to Tektronix, a draft merger agreement for consideration.

On September 24, 2007, Mr. Culp called Mr. Wills to discuss the results of Parent’s diligence and valuation issues. Mr. Culp reiterated the desire of Parent for a mutually beneficial transaction, but he advised Mr. Wills that Parent had determined that their valuation of Tektronix would be less than $40.00.

On September 25, 2007, Messrs. Culp and Raskas called Messrs. Wills and Dalton to reiterate the desire to complete a transaction structured as an all cash tender offer. Mr. Culp discussed changes in Parent’s valuation assessments, which were refined to account for issues not previously considered. Mr. Culp proposed a per share price of $37.00. Mr. Wills advised Mr. Culp that he would not recommend a transaction at that price. Throughout the day, management at Tektronix and Parent had several telephone conversations regarding valuation issues and the prospects for moving forward. The closing price of the Tektronix stock on September 25, 2007 was $28.31.

The next day, September 26, 2007, Mr. Culp spoke further with Mr. Wills about Parent’s valuation proposal and about the reasons for changes in Parent’s valuation model and suggested that Parent might be able to move somewhat from the proposed $37.00 price. Mr. Wills indicated that Tektronix’s management, with the assistance of Goldman Sachs, would review the revised proposal and the Parent valuation model with the Tektronix Board.

On September 26, 2007, the Tektronix Board met and discussed the status of conversations with Parent regarding a possible acquisition transaction and Parent’s revised valuation proposal. The Tektronix management reviewed the revised outlook for the second quarter of the Tektronix 2008 fiscal year and the resulting implications for its financial plan. Goldman Sachs discussed with the Board Parent’s revised proposal. The Board authorized further discussions and negotiations with Parent at $39.00 per share, specifically provided that any agreed valuation would be not less than $38.00 per share and reaffirmed the other expectations regarding speed and certainty of completion and fair treatment of employees.

On September 27, 2007, following the annual meeting of Tektronix shareholders, Messrs. Wills and Dalton telephoned Messrs. Culp and Comas to provide feedback from the Tektronix Board. Mr. Wills conveyed that it fundamentally agreed with the rationale for a combination with Parent and that such a transaction made sense for

Tektronix shareholders, customers and employees, but there was still work to be done to get to an acceptable offer, including price. Mr. Wills said there was general consensus among Board members for a price of $39.00 per share. Mr. Wills also shared with Mr. Culp the importance to the Board of ensuring certainty once a transaction is announced and highlighted significant issues raised by the draft merger agreement sent by Parent. Mr. Culp indicated he was confident the parties could resolve other issues if the parties could agree on valuation. In a later call that day, Mr. Culp told Mr. Wills he would get back to Mr. Wills after the Parent board meeting on October 1.

On October 1, 2007, Mr. Culp called Mr. Wills to relay the Parent board’s view that it could move quickly to complete its due diligence and could support a transaction at $37.50, but that it could not support a transaction at a valuation of $39.00. There were further discussions that day regarding possible compromises on price.

On October 2, 2007, Mr. Wills called Mr. Culp to discuss progress. He indicated to Mr. Culp that he would not recommend a transaction to the Tektronix Board at $37.50, and asked Mr. Culp to provide the best and final price Parent would be prepared to offer. Mr. Wills also outlined the four key issues that appeared to remain an obstacle: price; timing and certainty; agreement on certain terms in the draft merger agreement, including treatment of existing Tektronix employees; and ensuring a firm commitment from Parent on its offer. Mr. Culp indicated he would contact Mr. Wills later that morning, and did so, indicating that Parent could pay $38.00 per share subject to confirmatory due diligence, and that he was confident that a transaction could be announced before market open on Monday, October 15, 2007. He also indicated that Messrs. Raskas and Dalton would need to discuss agreement terms, employee issues and scheduling matters. Later on October 2, Mr. Wills contacted Mr. Culp to convey that Tektronix was willing to seek to negotiate a transaction at $38.00 per share, subject to Board Approval, but that the other terms of an agreement would need to be acceptable.

On October 3, 2007, the Tektronix Board met and Mr. Wills reported the results of the negotiations with Parent. Goldman Sachs discussed with the Board Parent’s updated proposal and updated the Board with respect to inquiries made by it regarding other possible acquirers at the request of Tektronix management. The Board concluded that Tektronix should proceed to negotiate a definitive acquisition agreement with Parent on the basis discussed at the meeting. Thereafter management and legal counsel of each of Tektronix and Parent held numerous meetings and negotiations relating to the transaction, acquisition agreement and related matters.

On October 12, 2007, the Tektronix Board met and considered the proposal for an acquisition transaction with Parent at $38.00 per share. The closing price of the Tektronix stock on October 12, 2007 was $28.34. Tektronix management reviewed negotiations with Parent and presented a financial update. The Board reviewed and discussed the proposed merger agreement providing for a tender offer followed by a merger of Tektronix into a subsidiary of Parent. Representatives of Goldman Sachs presented its financial analysis to the Tektronix Board, reviewed a draft of the written fairness opinion it expected to deliver when the Merger Agreement was signed, and delivered to the Tektronix Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 14, 2007, that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, the $38.00 per share in cash to be received by the holders of shares of Tektronix common stock pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex B.

The Tektronix Board unanimously (i) concluded that the proposed transaction was fair to Tektronix and its shareholders, (ii) approved the Merger Agreement and related Offer and (iii) recommended the transaction to the Tektronix shareholders.

Tektronix and Parent representatives continued negotiations on a definitive merger agreement and Parent continued its confirmatory due diligence. On October 14, 2007, Tektronix and Parent executed the Merger Agreement and before the opening of the markets on October 15, 2007 issued a joint press release about the transaction.

Reasons for the Recommendation

In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Tektronix Board considered a number of factors. The material favorable factors were the following:

•

The Board’s belief that the offer and Merger represented the best prospect for maximizing risk-adjusted shareholder value, based on (a) the Board’s assessment, after consultation with its financial advisors, of the alternatives including continuing to operate as an independent public company and entering the market periodically to repurchase Tektronix stock, recapitalization through incremental increases in debt, or a leveraged buy-out transaction; (b) the Board’s belief that it was highly unlikely there would be another party interested in acquiring the Company at a comparable price, and that a transaction with other potential acquirers would be less certain to be completed; (c) the risk of loss of opportunity to enter into a transaction with Parent; and (d) the lack of assurance that there would be another opportunity in the future for the Company’s shareholders to receive as significant a premium as that contemplated by the proposed transaction.

•

The current and prospective conditions of the electronic measurement and communications industries and the challenges that face the Company and how these challenges have evolved over the last several years. In particular, the Tektronix Board considered the ability of the Company to compete with a larger competitor and the rate at which the Company’s business could expand in current market conditions. The Board also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company. In particular, the Board evaluated the opportunities and risks inherent in attempting to achieve those objectives through a standalone business model, in which the Company would need to successfully execute strategic acquisitions, improvements in marketing efficiency, international expansion and new ventures, or, alternatively, might need to consider a strategic combination with a third party as a means of meeting those objectives.

•

The price to be paid pursuant to the Offer and the Merger, which represented a 34.1% premium over the closing price of the Shares on October 12, 2007, a 33.4% premium over the average closing price of the Shares for the seven trading days ended October 12, 2007 and a 26.6% premium over the average closing price of the Shares for the 30 trading days ended October 12, 2007, and the Board’s knowledge that the price was a significant premium over historical trading prices.

•

The financial analyses and opinion of Goldman Sachs delivered orally to Tektronix Board on October 14, 2007, which was subsequently confirmed in writing to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $38.00 per share in cash to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 14, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached hereto as Annex B and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of Tektronix’s Board in connection with its consideration of the Offer and the Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of Goldman Sachs’ opinion, see “—(d) Opinion of Tektronix financial advisor” below.

•

The Board’s belief that Parent is a very attractive acquirer, having a complementary electronic test business platform with significant strategic relevance to the Company’s business and an excellent business reputation, strong financial resources and a high rate of success in structuring and completing transactions similar to the Offer and the Merger.

•

The Company’s ability to entertain subsequent acquisition proposals if certain conditions are satisfied, including that any such acquisition proposal was not solicited by the Company and the Board determines that the proposal could reasonably be expected to lead to a Superior Proposal.

•

The Company’s right to terminate the Merger Agreement prior to completion of the Offer to enter into an acquisition transaction with a third party that the Board determines to be a Superior Proposal if the Company pays a termination fee (including expenses incurred by Parent in connection with the transaction) of $105 million to Parent.

•

The right of the Company to terminate the Merger Agreement if Parent has not paid for the Shares tendered pursuant to the Offer by February 12, 2008. (If there is a pending Takeover Proposal and less than a majority of shareholders have tendered shares to Parent as of February 12, 2008, but all regulatory conditions to the Offer have been satisfied, the Company must pay an expense fee of $15 million to Parent, and if a Takeover Proposal in which 40% of the assets, stock or business of the Company is entered into within 12 months of the termination date and subsequently completed, the Company must pay an additional $90 million to Parent.)

•

After considering the social, legal and economic effects of the proposed transaction as authorized by Section 357 of the OBCA, the Board’s belief that the transaction, in addition to being in the best interests of the shareholders, would be beneficial for Tektronix employees and customers.

•

That the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and are not subject to its ability to secure financing commitments.

The Board weighed the foregoing factors against the following negative considerations:

•

The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring the Company to pay a $105 million termination fee (including Parent’s expenses) if the Merger Agreement is terminated to accept a Superior Offer.

•

The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the completion of the Merger only to conduct which is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the completion of the Merger.

The Board also considered the following:

•	The other terms and conditions of the Offer, the Merger and the Merger Agreement.

•	The directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

The Board carefully considered the risks and uncertainties associated with Tektronix remaining an independent publicly traded company. The Board received information relevant to this alternative at its meetings during the last several months, including the Board meetings in September and October of 2007. Many of those risks are described in the “Cautionary Factors” section in Tektronix’s Annual Report on Form 10-K. Those risks include the following, among others:

•	Tektronix competes in a cyclical market and a decrease in capital expenditures by the Company’s customers could adversely impact demand for the Company’s products.

•

Rapid changes in technology require timely introduction of competitive products and any failure to anticipate such changes and introduce competitive products could adversely affect the Company’s results of operations and financial condition.

•	Competition is intense, may further intensify, and could result in the loss of market share, reduced margins, and increased downward pricing pressure.

•

Tektronix depends on sole and limited source suppliers to provide various key components, services, and licenses necessary to meet critical product and delivery schedules, and any inability on the part of those suppliers to meet the Company’s requirements could adversely affect its results of operations.

•	Failure of information technology systems may negatively impact the Company’s operating results.

•	Cancellations, changes, or delays in the implementation or customer acceptance of the Company’s products could harm financial results.

•	The Company’s network management business and reputation could suffer if the Company does not prevent security breaches.

•

A significant portion of Tektronix’s revenue is from international customers, and, as a result, the Company’s business may be harmed by political and economic conditions in foreign markets and the challenges associated with operating internationally.

•

Failure to maintain and protect the Company’s intellectual property and the intellectual property licensed from others could adversely affect the Company’s results of operations and financial condition.

•	Failure to comply with environmental regulations could result in suspension of production and could restrict the Company’s ability to expand facilities.

•	Tektronix’s defined benefit pension plans are subject to financial market risks and significant changes in market interest rates could adversely impact the Company’s operating results.

The Tektronix Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s shareholders significantly outweigh the risks of alternatives, including continuing to operate as a public company and entering the market periodically to repurchase Company stock, recapitalization through incremental increases in debt, or a leveraged buy-out transaction. The Tektronix Board judged that the Offer and the Merger represent the best strategic alternative to maximize shareholder value with minimal risk of non-completion.

In addition, the Tektronix Board considered the interests of the Company’s directors and executive officers that are different from, or in addition to, the interests of the Company’s shareholders. The Board did not believe that these interests should affect its decision to approve the Offer and the Merger in light of the fact that such interests are based on contractual arrangements which were in place prior to the negotiation of the Merger Agreement and the Board’s assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests.

The foregoing discussion of the material factors considered by the Tektronix Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

(c) Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares owned of record or beneficially owned, other than Shares subject to options.

(d) Opinion of Tektronix’s Financial Advisor.

Goldman Sachs rendered its opinion to Tektronix’s Board of Directors that, as of October 14, 2007 and based upon and subject to the factors and assumptions set forth therein, the $38.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 14, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of Tektronix’s Board of Directors in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Tektronix for the five fiscal years ended May 26, 2007;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Tektronix;

•	certain other communications from Tektronix to its shareholders;

•	certain publicly available research analyst reports for Tektronix; and

•	certain internal financial analyses and forecasts for Tektronix prepared by its management and approved for Goldman Sachs’ use by Tektronix (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Tektronix regarding their assessment of the past and current business operations, financial condition, liquidity and related financing alternatives and future prospects of Tektronix, including their views on the risks and uncertainties of achieving the Forecasts. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Tektronix with similar information for certain other companies the securities of which are publicly traded and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Tektronix or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of Tektronix to engage in the transactions contemplated by the Merger Agreement, or the relative merits of such transactions as compared to any strategic alternatives that may be available to Tektronix. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of Tektronix in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 14, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the $38.00 per share consideration to be received by holders of Shares of Tektronix in relation to the closing price of Tektronix common stock as of October 12, 2007, the 52-week high closing price of Tektronix stock as of October 12, 2007, Tektronix enterprise value as of October 12, 2007 and the average closing price of Tektronix common stock for the one-month, three-month and one-year periods ended October 12, 2007. This analysis indicated that the $38.00 per share in cash to be received by the holders of Shares of Tektronix stock pursuant to the Merger Agreement represented:

•	a premium of 34% based on Tektronix’s closing price of $28.34 on October 12, 2007;

•

a premium of 42% based on Tektronix’s enterprise value, defined as the market value of common equity plus the book value of debt less cash, implied by $38.00 per share offer compared to enterprise value of $1,908 million on October 12, 2007;

•	a premium of 8% based on Tektronix’s 52-week high closing price of $35.04 per share on July 17, 2007;

•	a premium of 29% based on Tektronix’s average closing price of $29.46 per share for the one-month period ended October 12, 2007;

•	a premium of 20% based on Tektronix’s average closing price of $31.77 per share for the three-month period ended October 12, 2007;

•	a premium of 25% based on Tektronix’s average closing price of $30.38 per share for the one-year period ended October 12, 2007;

Historical Multiples Analysis. Goldman Sachs calculated and compared various financial multiples of Tektronix based on information in Institutional Brokers’ Estimate System (IBES). IBES is a data service that publishes compilations of earnings estimates by securities research analysts. Goldman Sachs’ calculated the market price of Tektronix’s shares of common stock divided by the estimated next twelve months (NTM) earnings per share for the three-year, one-year and six-month periods ended October 12, 2007 and computed the average multiple for each of the above time periods. The following table sets forth the results of this analysis:

	IBES Data	Cash-Adjusted IBES Data
Average NTM EPS Multiple—Three-Year Period	18.9x	17.1x
Average NTM EPS Multiple—One-Year Period	17.8x	16.9x
Average NTM EPS Multiple—Six-Month Period	18.0x	17.9x
$38.00 Offer Price to NTM Multiple	20.4x	22.2x

(1)	Cash-adjusted EPS excludes actual after-tax net interest income per share and is divided by a share price that excludes the net cash balance to derive cash-adjusted price/EPS ratio over the relevant period. The share price adjustment assumes an illustrative Tektronix net cash balance of $150 million beginning June 18, 2007 (post-issuance of convertible notes) per guidance from Tektronix management. The cash-adjusted price/EPS ratio is used to align historical price to earning (P/E) multiples with current and future projected EPS estimates that assume ongoing share repurchases using cash on balance sheet. Over the last three years Tektronix has seen its cash balance reduced substantially as it has repurchased shares using cash on its balance sheet and per management guidance this trend is expected to continue until Tektronix believes it has reached an optimal cash balance. In the three-year period ended October 12, 2007 the higher average cash balances had the effect of increasing Tektronix's overall P/E multiple as the cash balance represented approximately 19% on average of Tektronix's trading share price and resulted in an implied P/E (measured as net cash per Share divided by the net interest income) multiple of approximately 42x. The cash-adjusted price/EPS ratio is indicative of Tektronix’s P/E ratio on the underlying business operations excluding excess cash and earnings on that cash.

In addition, Goldman Sachs calculated Tektronix’s enterprise value divided by the last twelve months (LTM) earnings before interest, taxes, depreciation and amortization (EBITDA) for the three-year, one-year and six-month periods ended October 12, 2007 and computed the average multiple over each of the above time periods. The following table sets forth the results of this analysis:

Average LTM EBITDA Multiple—Three-Year Period	10.7x
Average LTM EBITDA Multiple—One-Year Period	10.6x
Average LTM EBITDA Multiple—Six-Month Period	11.1x
$38.00 Offer Price to LTM EBITDA Multiple	13.9x

Implied Transaction Multiples. Goldman Sachs calculated and compared various financial multiples and ratios of Tektronix based on median estimates from IBES to the median of selected comparable companies. These estimates exclude non-cash employee stock compensation expense and amortization of intangibles from prior acquisitions.

Goldman Sachs calculated an implied enterprise value for the proposed transaction by multiplying the offer price of $38.00 per share by the total number of outstanding shares of Tektronix common stock on a fully diluted basis and adding the book value of debt less cash. Goldman Sachs then calculated the following multiples:

•	Enterprise value as a multiple of estimated calendar year 2007 and 2008 revenues;

•	Enterprise value as a multiple of estimated calendar year 2007 and 2008 EBITDA;

•	Share price as a multiple of estimated calendar year 2007 and 2008 earnings per share (EPS);

•	Share price as a multiple of estimated calendar year 2007 and 2008 EPS divided by earnings growth rate (PEG)

The results of the analyses are summarized in the table below:

	Tektronix: October 12, 2007 Closing Price of $28.34	Tektronix: $38.00 Offer Price	Median of Selected Comparable Companies(1)
Enterprise Value to Revenue
CY2007E	1.7x	2.4x	2.0x
CY2008E	1.6x	2.3x	1.9x
Enterprise Value to EBITDA
CY2007E	9.3x	13.3x	10.9x
CY2008E	8.3x	11.8x	9.6x
Price/Earnings (Treasury Stock Method)
CY2007E	17.0x	22.8x	20.1x
FY2008E	16.0x	21.5x	NA
CY2008E	14.7x	19.7x	17.5x
Price/Earnings/Growth (PEG) (Treasury Stock Method)
CY2007E	1.1x	1.5x	1.5x
FY2008E	1.1x	1.4x	NA
CY2008E	1.0x	1.3x	1.3x

1.	The selected comparable companies include Parent, Agilent Technologies, Inc., Anritsu Corporation, Emerson Electric Co, General Electric Company, LeCroy Corporation, Newport Corporation, Tekelec and Thermo Fisher Scientific, Inc. The comparable companies were selected based on their participation in test & measurement or instrumentation industry, and revenue growth (up to 10%) and IBES median 5-yr EPS CAGR (between 10% and 20%) metrics

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the Test & Measurement and Equipment industries since April 1998 (listed by acquirer/target and date of announcement):

•	Veritas Capital\Golden Gate Capital\Goldman Sachs PIA/Aeroflex (May 2007)

•	Tektronix/Inet (June 2004)

•	JDSU/Acterna (May 2005)

•	Parent/Fluke (April 1998)

For each of the selected transactions, Goldman Sachs calculated (i) the total enterprise value as a multiple of LTM revenues, NTM estimated revenues, LTM EBITDA and NTM EBITDA, and (ii) the price paid in the transaction to the NTM estimated earnings per Share. Goldman Sachs relied on information from public filings and other publicly available sources, including estimates provided by IBES and Wall Street research reports. The following table presents the results of this analysis:

	Selected Transactions			$38.00 Offer
	Range	Mean	Median
Enterprise Value to LTM Revenue	1.3x-2.9x	2.0x	1.8x	2.4x
Enterprise Value to NTM Revenue	1.2x-2.6x	1.8x	1.7x	2.3x
Enterprise Value to LTM EBITDA	9.4x-13.9x	11.7x	11.7x	13.9x
Enterprise Value to NTM EBITDA	7.5x-11.2x	9.6x	10.0x	12.3x
Transaction Price to NTM EPS	8.3x-30.1x	19.2x	19.1x	20.4x

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share of Tektronix common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed future price to earnings per share multiple. For this analysis, Goldman Sachs used forecasts prepared by Tektronix management for each of the fiscal years 2009, 2010, 2011 and 2012. Goldman Sachs first calculated the implied Share values as of June 1 of each of the fiscal years 2009, 2010, 2011 and 2012, by applying price to one-year forward earnings per share multiples of 15.0x to 19.0x to earnings per Share estimates for each of the fiscal years 2009, 2010, 2011 and 2012 and subsequently adding the dividends payable to investors of $0.24 per Share per fiscal year (the current dividend rate) and then discounting the values back to October 1, 2007 using a discount rate of 11.7%, Tektronix’s theoretical cost of equity. This analysis resulted in a range of implied present values of $29.82 to $39.84 per share of Tektronix common stock, assuming the bifurcation method of accounting for Tektronix’s outstanding convertible notes beginning in 2009, and implied present values of $31.59 to $42.08 per share of Tektronix common stock, assuming treasury stock method of accounting for Tektronix’s outstanding convertible notes. Bifurcation method requires Tektronix to separate the convertible bond into (1) a non-convertible bond and (2) a conversion option, thereby creating a discount in the bond component that must be accreted through interest expense, thus increasing the interest expense to a rate commensurate with straight-debt rate.

Goldman Sachs also performed a sensitivity analysis with respect to the June 1, 2008 price estimate based on fiscal year 2009 earnings estimate to illustrate the effect of assuming different discount rates applied on the same range of one-year forward earnings per Share multiples of 15.0x to 19.0x. Discount rates ranging from 9.7% to 13.7% (centered around Tektronix’s theoretical cost of equity of 11.7%) resulted in a range of illustrative implied values of $29.47 to $38.18 per share of Tektronix common stock, assuming bifurcation method of accounting for outstanding convertible notes beginning in 2009, and illustrative implied values per share of Tektronix common stock of $31.22 to $40.45 assuming treasury stock method of accounting for outstanding convertible notes.

Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per Share based on Tektronix management’s forecasts.

Goldman Sachs discounted all cash flows to October 1, 2007 using a mid-year convention and based terminal values upon a perpetuity growth rate of 4.5% for cash flows occurring in fiscal years 2013 and beyond. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied a discount rate of 11.2% (Tektronix’s theoretical weighted average cost of capital) to Tektronix’s projected cash flows for fiscal years 2008 to 2012 using a mid-year convention. In order to analyze the effects of changes in annual sales growth and EBITDA margins from 2009 to 2012, Goldman Sachs adjusted the annual revenue forecasts by a range of -3.0% to +3.0%, resulting in an illustrative range of compound annual revenue growth rates of 3.6% to 9.6% for fiscal years 2008 through 2012 and an illustrative range of average earnings before income and taxes (EBIT) margins of 13.4% to 19.0% for fiscal years 2009 to 2012. This analysis resulted in a range of implied present values of $22.75 to $37.79 per share of Tektronix common stock.

Using the same illustrative range of compound annual revenue growth rates and EBIT margins, Goldman Sachs also performed an illustrative discounted cash flow analysis in which all cash flows were discounted to October 1, 2007 using a mid-year convention and illustrative terminal values were based upon a multiple of estimated EBITDA for fiscal year 2012. Goldman Sachs applied a discount rate of 11.2% to the projected cash flows of Tektronix for the fiscal years 2008 to 2012. Goldman Sachs also applied a terminal LTM EBITDA multiple of 10.7x. This analysis resulted in a range of implied present values of $27.40 to $41.77 per share of Tektronix common stock.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Tektronix or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to Tektronix’s Board of Directors as to the fairness from a financial point of view of the $38.00 per share of Tektronix common stock in cash to be received by holders of shares of Tektronix common stock in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Tektronix, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The price to be paid in the Offer and the Merger was determined through arms’-length negotiations between Tektronix and Parent and was unanimously approved by Tektronix’s Board of Directors. Goldman Sachs provided advice to Tektronix during certain of these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Tektronix or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Goldman Sachs’ opinion to Tektronix’s Board of Directors was one of many factors taken into consideration by Tektronix’s Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B hereto.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Tektronix, Parent and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Tektronix in connection with, and has participated in certain of the negotiations leading to, the Offer and the Merger.

In addition, Goldman Sachs has provided certain investment banking and other financial services to Tektronix and its affiliates from time to time, including having acted as Tektronix’s financial advisor in connection with its acquisition of Inet Technologies, Inc. in June 2004; and as joint bookrunner with respect to the offering of Tektronix’s 1.625% Convertible Notes due July 2012 (aggregate principal amount $345,000,000) in June 2007. Goldman Sachs also has provided certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as Parent’s financial advisor in connection with its acquisition of Sybron Dental Specialties, Inc. in April 2006. Goldman Sachs also may provide investment banking and other financial services to Tektronix, Parent and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Tektronix Board selected Goldman Sachs & Co. as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated July 19, 2007, Tektronix engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, Tektronix has agreed to pay Goldman Sachs a customary transaction fee, the principle amount of which is contingent on completion of the transaction. In addition, Tektronix has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither Tektronix nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Tektronix concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transaction in Shares have been effected during the past 60 days by Tektronix or, to the knowledge of Tektronix, any current executive officer, director, affiliate or subsidiary of Tektronix, other than annual grants to directors in connection with the 2007 annual meeting of shareholders under the 2001 Non-Employee Directors Compensation Plan. Each non-employee director received an option to purchase 7,000 shares at an exercise price of $27.74 per share (which was the closing price of the stock on the date of grant) and 1,000 Shares, either in the form of Shares or equivalent phantom units under the Tektronix Stock Deferral Plan.

In the last 60 days, Colin Slade, Senior Vice President and Chief Financial officer of Tektronix, and James Dalton, Senior Vice President Development, and General Counsel purchased shares upon the exercise of non-qualified stock options and sold acquired shares on the open market. These transactions were timely reported on Forms 4.

(1) James Dalton

Purchase	10/16/2007	50,000	$20.0625
Purchase	10/16/2007	33,000	$24.48
Purchase	10/16/2007	21,000	$31.55
Purchase	10/16/2007	12,500	$28.69
Purchase	10/16/2007	6,000	$29.79

Sale	10/16/2007	50,000	$37.71
Sale	10/16/2007	4,000	$37.72
Sale	10/16/2007	22,500	$37.70
Sale	10/16/2007	6,500	$37.71
Sale	10/16/2007	21,000	$37.72
Sale	10/16/2007	12,500	$37.71
Sale	10/16/2007	6,000	$37.71
Sale	10/16/2007	7,471	$37.72

(2) Colin Slade

Purchase	10/18/2007	10,000	$20.06
Purchase	10/18/2007	35,000	$24.48
Purchase	10/18/2007	2,600	$17.51
Purchase	10/18/2007	27,400	$17.51
Purchase	10/18/2007	22,500	$31.55
Purchase	10/18/2007	10,100	$28.69
Purchase	10/18/2007	7,400	$28.69
Purchase	10/18/2007	7,000	$29.79
Purchase	10/18/2007	1,000	$29.79

Sale	10/18/2007	10,000	$37.72
Sale	10/18/2007	35,000	$37.72
Sale	10/18/2007	2,600	$37.72
Sale	10/18/2007	27,400	$37.73
Sale	10/18/2007	22,500	$37.73
Sale	10/18/2007	10,100	$37.73
Sale	10/18/2007	7,400	$37.74
Sale	10/18/2007	7,000	$37.74
Sale	10/18/2007	1,000	$37.75
Sale	10/18/2007	1,830	$37.75

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, Tektronix is not engaged in any negotiation in response to the Offer which relates to (a) a tender offer or other acquisition of Tektronix’s securities by Parent, any subsidiary of Tektronix or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Tektronix or any subsidiary of Tektronix, (c) any purchase, sale or transfer of a material amount of assets by Tektronix or any subsidiary of Tektronix or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Tektronix. Except as set forth above, there are no transactions, resolutions of the Tektronix Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a) Board actions to make inapplicable business combination restrictions.

Business Combination Statute.

Section 60.825 through 60.845 of the OBCA, the Oregon Business Corporation Act, prevent an “interested shareholder” (one who owns 15% or more of a corporation’s voting securities) from completing certain business combinations, including a merger, with a corporation during the three-year period after becoming an interested shareholder, unless the corporation’s board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder before the date the shareholder becomes an interested shareholder. Because the Tektronix Board has approved the Merger Agreement, this provision will not prevent Parent from completing the Merger.

The Oregon Control Share Act.

Sections 60.801 through 60.816 of the OBCA, the Oregon Control Share Act, provide that “control shares” of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. “Control shares” are shares which, when added to shares then owned or controlled by a shareholder, increase the shareholder's control of voting power above one of three thresholds: more than one-fifth; more than one-third; or more than one-half of the outstanding voting power of the corporation. Under Oregon law, a corporation may provide in its Articles of Incorporation or Bylaws that the Control Share Act does not apply to the corporation. Tektronix’s bylaws provide that the Control Share Act does not apply to acquisitions of Tektronix’s voting shares.

Fair Price Provision.

Article VII of Tektronix’s Restated Articles of Incorporation provide that at least 80% of the shareholders of the Company must approve specified business transactions, including a merger, with a “related person,” generally a person who beneficially owns 20% or more of the voting securities of the Company unless (1) the transaction is approved by a majority of the “continuing directors” of Tektronix (the directors who served on the Tektronix Board on July 12, 1984 and subsequent directors who were proposed for nomination to the board by a majority of the July 12, 1984 directors or the elected nominees of those directors), or (2) the cash or fair market value of the property to be received per share in the business transaction is not less than the highest price paid by the related person in acquiring any voting shares. Because the Continuing Directors of Tektronix have approved the Merger, this provision will not prevent Parent from completing the Merger.

(b) Dissenters’ Rights.

The holders of Shares will not have dissenters’ rights as a result of the Offer. The shareholders of Tektronix will only have dissenters’ rights in the Merger to the extent required by the OBCA. Under the OBCA, as long as Tektronix common shares are listed on the NYSE on the record date for determining the shareholders eligible to vote on the Merger, or on the date notice is provided to shareholders under Section 491 of the OBCA, as applicable, holders of Tektronix common shares would not be entitled to dissenters’ rights. The Purchaser expects that Tektronix common shares will continue to be listed on the NYSE through the record date and, accordingly, that shareholders will not be entitled to dissenters’ rights.

If Tektronix common shares are not registered on a national securities exchange on the record date of the shareholder meeting, or on the date notice is provided to shareholders under Section 491 of the OBCA, as applicable, holders of Tektronix common stock would be entitled to dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of Tektronix common shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares of Tektronix common stock. The value so determined could be more or less than the price per share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights.

(c) Rights Agreement Amendment.

Tektronix has represented in the Merger Agreement that it has amended the Rights Agreement prior to the execution of the Merger Agreement so that (i) neither Parent nor Purchaser are considered an “Acquiring Person”

for purposes of the Rights Agreement and (ii) no “Distribution Date” or “Stock Acquisition Date” (as such terms are defined in the Rights Agreement) will occur as a result of the execution, delivery, or performance of the Merger Agreement or the completion of the transactions contemplated therein. As a result of such amendments, the Rights will not separate from the Shares and will not become exercisable as a result of the execution, delivery or performance of the Merger Agreement or the completion of the transactions as contemplated thereby.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to the First Amendment to Rights Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

(d) Regulatory Approvals.

HSR Act. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for an all cash tender offer is 15 days from the date the acquiring party makes its filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Parent pursuant to the Offer. At any time before or after the completion of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or Tektronix. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. While Tektronix believes that completion of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Parent and Tektronix submitted their pre-merger notification and report forms to the FTC and the Antitrust Division on October 15, 2007. The initial waiting period will expire at 11:59 pm, Eastern Time, on October 30, 2007.

(e) Foreign Antitrust Approvals.

Tektronix and Parent own property and conduct business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the approval or consent of, governmental authorities in such countries and jurisdictions. The satisfaction of these requirements, to the extent they are material, is a condition to the closing of the Merger. In connection with obtaining approvals or consents, the governments in foreign countries and jurisdictions might attempt to impose additional conditions on Tektronix’s or Parent’s operations in those countries and jurisdictions. Tektronix cannot be certain when required approvals or consents will be granted or if they will be granted.

(f) Top-Up Option.

Pursuant to the terms of the Merger Agreement, Tektronix irrevocably granted to Purchaser an option (the “Top-Up Option”) to purchase from Tektronix at a price per share equal to the Offer Price, that number of authorized and unissued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, shall constitute one share more than 90% of the then outstanding Shares (taking into account the issuance of the Top-Up Option Shares). The aggregate purchase price for the Top-Up Option Shares purchased by Purchaser pursuant to the Top-Up Option may be paid by Purchaser or Parent by full-recourse promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares. Any such promissory note shall bear interest at the rate of interest per annum equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, at the bank’s Prime Lending Rate, shall mature on the first anniversary of the date of execution and delivery of the promissory note and may be prepaid without premium or penalty.

The Top-Up Option may be exercised by the Purchaser, in whole, at any time on or after the date on which the Purchaser accepts for payment and pays for all Common Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Date”) and on or before the fifth Business Day after the later of the Acceptance Date and the expiration of any subsequent offering period under Rule 14d-11 under the Exchange Act; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) the number of Top-Up Option Shares to be issued by the Company shall in no event exceed 19.90% of the number of outstanding Common Shares or the voting power of the Company, in each case, as of immediately prior to the issuance of the Top-Up Option Shares, (ii) no provision of any applicable Law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (iii) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company’s shareholders under applicable Law or regulation (including the NYSE rules and regulations), (iv) upon exercise of the Top-Up Option, the number of Common Shares owned by Parent or the Purchaser or any direct or indirect wholly owned Subsidiary of Parent or the Purchaser constitutes one Share more than 90% of the number of Common Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares and (v) the Purchaser has accepted for payment and paid for all Common Shares validly tendered in the Offer and not validly withdrawn.

If Purchaser wishes to exercise the Top-Up Option, Purchaser shall notify Tektronix (the “Top-Up Notice”) and specify (i) the number of Shares owned by Parent, Purchaser and any of their affiliates immediately prior to the exercise of the Top-Up Option, and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”). As soon as practicable following receipt of the Top-Up Notice, Tektronix will notify Parent and Purchaser of the number of Common Shares then outstanding and the number of Top-Up Option Shares. At the Top-Up Closing, Purchaser will pay to Tektronix the aggregate price required to be paid for the Top-Up Option Shares, and Tektronix shall cause to be issued to Purchaser a certificate representing the Top-Up Option Shares.

Parent and Purchaser acknowledge that Shares that Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Purchaser is, and will be, upon the purchase of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Purchaser agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(g) Short-form Merger.

Under Section 491 of the OBCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after completion of the Offer as a short-form merger under Oregon law without any further action by Tektronix’s shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the OBCA to effect the Merger; however, if Purchaser acquires pursuant to the Offer or otherwise at least a majority of the outstanding Shares, Purchaser will be able to approve the Merger without any vote of any other Tektronix shareholder. See “Top-Up Option” above.

(h) Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Tektronix Board, other than at a meeting of Tektronix’s shareholders as described in the Information Statement, and is incorporated herein by reference.

(i) Annual Report on Form 10-K and Current Reports on Form 8-K.

For additional information regarding the business and financial results of Tektronix, please see the following documents that have been filed by Tektronix with the SEC, each of which is incorporated herein by reference:

•	Tektronix’s Annual Report on Form 10-K for the year ended May 26, 2007,

•	Tektronix’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 1, 2007.

•

Tektronix’s Current Reports on Form 8-K filed with the SEC since May 26, 2007 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated October 18, 2007 (incorporated herein by reference to Exhibit (a)(1) of Schedule TO).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of Schedule TO).

(a)(3)	Letter to Shareholders of the Company dated October 18, 2007.*

(a)(4)	Joint Press release issued by Parent and the Company on October 15, 2007 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on October 15, 2007).

(a)(5)	Transcript of webcast distributed by the Company on October 15, 2007 (incorporated herein by reference to Exhibit 99.2 of Schedule 14D-9C filed by the Company on October 16, 2007).

(a)(6)	Articles from the Company’s Currents publication emailed to all employees on October 15, 2007 (incorporated herein by reference to Exhibit 99.3 of Schedule 14D-9C filed by the Company on October 16, 2007).

(a)(7)	Transcript of telephonic meeting held on October 15, 2007 (incorporated herein by reference to Schedule 14D-9C filed by the Company on October 17, 2007).

(e)(1)	Agreement and Plan of Merger, dated as of October 14, 2007, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on October 15, 2007).

(e)(2)	Confidentiality Agreement between Parent and the Company dated as of September 3, 2007 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and Purchaser on October 18, 2007).

(e)(3)	First Amendment to Rights Agreement dated as of October 14, 2007 between the Company and Mellon Investor Services LLC (formerly know as ChaseMellon Shareholder Services, L.L.C.) (incorporated herein by reference to Exhibit 4.1 of Form 8-K filed by the Company on October 15, 2007).

(e)(4)	Amended and Restated Change in Control Agreement between the Company and Richard Wills (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed by the Company on October 15, 2007).

(e)(5)	Form of Amended and Restated Change in Control Agreement between the Company and Colin L. Slade and James F. Dalton (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed by the Company on October 15, 2007).

(e)(6)	Form of Change in Control Agreement between the Company and each other executive officer (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed by the Company on October 15, 2007).

(g)	Not applicable.

Annex A	Information Statement.*

Annex B	Opinion of Goldman Sachs & Co. dated October 14, 2007.*

*	Included with the statement mailed to the shareholders of the Company.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

TEKTRONIX, INC.

By:	/S/ JAMES F. DALTON
Name:	James F. Dalton
Title:	Senior Vice President, Corporate Development
Dated:	October 18, 2007

Annex A

Information Statement pursuant to Section 14(f) of the Exchange Act

TEKTRONIX, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about October 18, 2007 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, no par value (the “Shares”), of Tektronix, Inc., an Oregon corporation (“Tektronix”).

The Schedule 14D-9 relates to the cash tender offer by Raven Acquisition Corp., an Oregon corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated October 18, 2007 (the “Schedule TO”) and filed with the Securities and Exchange Commission (“SEC”), to purchase for cash all outstanding Shares, including all associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of June 21, 2000, as amended, between Tektronix and ChaseMellon Shareholder Services, L.L.C., at a price of $38.00 per Share, net to the seller in cash, without interest thereon (such price, or any higher price paid pursuant to the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of Tektronix (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 14, 2007 (the “Merger Agreement”) by and among Raven, Parent and Purchaser.

Pursuant to the Merger Agreement at the expiration of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn. Following the completion of the Offer and subject to the other conditions contained in the Merger Agreement, Purchaser will be merged with and into Tektronix and all remaining outstanding Shares not held directly or indirectly by Tektronix, Parent or the Purchaser will be converted into the right to receive an amount in cash equal to the Offer Price. After completion of the Merger, Tektronix will apply for delisting from the New York Stock Exchange, which means that Tektronix will be exempt from the requirements that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Potential Designees (as defined below), and Tektronix assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of Tektronix. Each Share has one vote. As of the close of business on October 12, 2007, there were 75,084,510 shares of Common Stock issued and outstanding.

BACKGROUND INFORMATION

On October 14, 2007, Tektronix entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, and in accordance with the Oregon Business Corporation Act (the “OBCA”), Purchaser will be merged with and into Tektronix (the “Merger”), the separate corporate existence of Purchaser will cease, and Tektronix will continue as the surviving corporation (the “Surviving Corporation”). In the Merger, each Share issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Tektronix, Parent, the Purchaser, or any of their wholly owned subsidiaries, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised dissenters’ rights, if any, under the OBCA) will be converted into the right to receive an amount in cash equal to the Offer Price.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that, effective upon the payment by the Purchaser for Shares pursuant to the Offer representing at least the number of Shares which, when added to any shares already owned by Parent or any of its subsidiaries, represent at least a majority of the total number of shares outstanding (determined on a fully-diluted basis excluding any Shares issuable upon conversion of Tektronix’s Convertible Notes) and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the outstanding Shares beneficially owned by Parent or its Affiliates; provided, however, that (i) Parent shall be entitled to designate at least a majority of the directors on the Company Board (as long as Parent and its affiliates beneficially own a majority of the Shares), and (ii) that prior to the effective time of the merger (the “Effective Time”), the Board of Directors shall always have at least two members who were members of the Board of Directors as of immediately prior to payment by the Purchaser for Shares pursuant to the Offer (“Company Directors”). If the number of directors who are Company Directors is reduced below two prior to the Effective Time, the remaining director who is a Company Director shall be entitled to designate a Person to the Company Board who is not an officer, director, employee or designee of the Purchaser or any of its affiliates and who shall be considered a Company Director for purposes of the Merger Agreement. Pursuant to the Merger Agreement. the Company is required to take actions necessary to cause (i) each committee of the Company Board, (ii) the board of directors of each of the Subsidiaries and (iii) each committee of such board of directors of each of the Subsidiaries to include persons designated by Parent constituting at least the same percentage of each such committee or board as Parent’s designees constitute on the Company Board. The Company’s obligations to cause the election or appointment of Parent’s designees to the Company’s Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Following the election or appointment of Parent’s designees to the Board of Directors, and prior to the Effective Time, any amendment or termination of this Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company’s rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are Company Directors (or in the case where there are two or fewer directors who are Company Directors, the concurrence of one director who is a Company Director) if the amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority shareholders of the Company.

The following tables set forth certain information with respect to the individuals Parent may designate to serve on the Board of Directors (each, a “Parent Designee”), including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. The business address of each such person is c/o Danaher, at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006, and each such person is a citizen of the United States of America.

Parent and the Purchaser have advised the Company that, to their knowledge after reasonable inquiry, none of the Parent Designees has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All nominees listed below are citizens of the United States. None of the nominees below is related to any other nominee or to any executive officer of the Company.

Parent and the Purchaser have further advised the Company that, to their knowledge after reasonable inquiry, none of the Parent Designees is currently a director of, or holds any position with, Tektronix. Parent and the Purchaser have advised Tektronix that none of the Parent Designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of Tektronix or (ii) has been involved in any transactions with Tektronix or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

Assuming the Purchaser purchases a majority of the Shares pursuant to the Offer, Parent has advised the Company that Parent will exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Board by having Tektronix obtain the resignations of five current directors of Tektronix and by nominating the following five people to the Board: Daniel L. Comas, James H. Ditkoff, Jonathan P. Graham, Robert S. Lutz, and Daniel A. Raskas.

Parent Designees—Positions with Parent

Name	Position
Daniel L. Comas	Executive Vice President and Chief Financial Officer
James H. Ditkoff	Senior Vice President—Finance and Tax
Jonathan P. Graham	Senior Vice President—General Counsel
Robert S. Lutz	Vice President—Chief Accounting Officer
Daniel A. Raskas	Vice President—Corporate Development

Parent Designees—Positions with Purchaser.

Name	Position
Daniel L. Comas	President and Director
James H. Ditkoff	Vice President, Secretary and Director
Jonathan P. Graham	Vice President
Robert S. Lutz	Vice President, Treasurer and Director
Daniel A. Raskas	Vice President

Daniel L. Comas, 43, was appointed Executive Vice President and Chief Financial Officer in April 2005. He served as Vice President-Corporate Development from 1996 to April 2004 and as Senior Vice President-Finance and Corporate Development from April 2004 to April 2005.

James H. Ditkoff, 60, served as Vice President-Finance and Tax from January 1991 to December 2002 and has served as Senior Vice President-Finance and Tax since December 2002.

Jonathan P. Graham, 46, joined Parent as Senior Vice President-General Counsel in July 2006. Prior to joining the company, he served as Vice President, Litigation and Legal Policy for General Electric Corporation, a diversified industrial company, from October 2004 until June 2006. He practiced with the law firm of Williams & Connolly LLP, a law firm based in Washington, D.C., from 1988 until September 2004, most recently as partner from 1996 to October 2004.

Robert S. Lutz, 49, joined Parent as Vice President-Audit and Reporting in July 2002 and was appointed Vice President-Chief Accounting Officer in March 2003. Prior to joining Parent, he served in various positions at Arthur Andersen LLP, an accounting firm, from 1979 until 2002, most recently as partner from 1991 to July 2002.

Daniel A. Raskas, 40, was appointed Vice President—Corporate Development in November 2004. Prior to joining Parent, he worked for Thayer Capital Partners, a private equity investment firm, from 1998 through October 2004, most recently as Managing Director from 2001 through October 2004.

COMPANY BOARD OF DIRECTORS

The Tektronix Board of Directors currently consists of nine members. All directors are elected each year at the annual meeting of shareholders. The term of a director expires at the next annual meeting of shareholders after his or her election. Despite the expiration of a director’s term, the director continues to serve until the director’s resignation, the director’s successor is elected and qualified, or the number of directors is decreased.

Pauline Lo Alker, 65, is Chairman, President and Chief Executive Officer of “a la Mobile, Inc.,” a Linux systems platform and open-source technology provider for mobile phones. Prior to joining a la Mobile, she was Chairman of the Board, Chief Executive Officer and President of Amplify.net, Inc., which specialized in broadband service quality and management solutions, a position she held from June 1998 to May 2004, when she retired. From January 1991 until June 1998, she was President and Chief Executive Officer of Network Peripherals Inc. (high performance networking solutions). Mrs. Alker has served as a director of Tektronix since January 1996.

A. Gary Ames, 63, was President and Chief Executive Officer of MediaOne International, formerly US WEST International (communications), from July 1995 to June 2000, when he retired. Mr. Ames was President and Chief Executive Officer of US WEST Communications from January 1990 to July 1995. From April 1987 to January 1990, Mr. Ames was President and Chief Executive Officer of Mountain Bell. Mr. Ames has served as a director of Tektronix since 1994. He is also a director of SuperValu Inc., a retail grocer and provider of distribution and logistics support services to grocery retailers across the United States; iPass Inc., a provider of Enterprise connectivity services; and F-5 Networks, Inc., an application traffic management company.

Gerry B. Cameron, 69, was Chairman of The Regence Group (healthcare plans) from January 2004 to June 2005, when he retired. He was also Chairman of U.S. Bancorp from 1994 to December 1998. He was Chief Executive Officer of U.S. Bancorp from January 1994 until its merger with First Bank System on August 1, 1997. Mr. Cameron’s banking career began in 1956 with U.S. National Bank of Oregon. He managed the Commercial Banking Group and the Northwest Group before being appointed Chairman and Chief Executive Officer of Old National Bank in Spokane, Washington in 1987. In 1988, Mr. Cameron was named President and Chief Operating Officer of U.S. Bank of Washington, which was formed when U.S. Bancorp acquired Old National Bank and Peoples Bank. Mr. Cameron has served as a director of Tektronix since 1997.

David N. Campbell, 65, has been a Managing Director of Innovation Advisors, a strategic advisory firm focused on M&A transactions in the IT software and services industry, since November 2001. He served as President and Chief Executive Officer of Xpedior, a provider of information technology solutions, from September 1999 to November 2000. Prior to that he served as President of the GTE Technology Organization and from July 1995 to September 1999 he served as President of BBN Technologies, a business unit of GTE Corporation. From March 1983 until September 1994 he served as Chairman of the Board and Chief Executive Officer of Computer Task Group, Incorporated. Mr. Campbell has served as a director of Tektronix since 1998. Mr. Campbell is also a director of Gibraltar Industries Corporation, a provider of steel distribution and diversified manufacturing services, and serves as Executive Director of Hands On Worldwide, a not-for-profit volunteer-based disaster response organization.

Frank C. Gill, 63, is a retired Intel Corporation executive. At the time of his retirement from Intel, he was Executive Vice President and had held a variety of positions in sales, marketing, product development and manufacturing operations during his 23-year career. Mr. Gill has served as a director of Tektronix since March 1999.

Kaj Juul-Pedersen, 61, has been active through his own company, Sitella, since 2001, as an investor and Chairman of the Board of several companies in the telecom and technology industries. From 1998 to 2005, he was Chairman of the Board of Research Centre COM, a communications, optics, and materials company, at the Technical University of Denmark. He was Chairman of the Board of NetTest from 2002 to 2005, a telecommunications test equipment and management systems company. From 1997 to 1999, Mr. Juul-Pedersen was President of Telia Holding A/S and Vice President of Telia AB from 1999 to 2001. Telia is a telecommunications company in Denmark. From 1995 to 1997 he was President of ECTEL, the Association of European Telecommunications and Professional Electronics Industry, a telecommunications company in Denmark and a member of the board of Dansk Industri and Telekommunikationsindustriena. From 1972 to 1997 Mr. Juul-Pedersen was with L.M. Ericsson A/S, a worldwide provider of telecommunications systems and equipment. He became Vice President of Ericsson Telecom in Stockholm in 1995, was appointed President of Ericsson in Denmark in 1990 and President of Ericsson in Poland in 1997. Mr. Juul-Pedersen was elected to the Tektronix Board of Directors in January 2007.

Robin L. Washington, 45, is the former Chief Financial Officer of Hyperion Solutions, an enterprise software company providing business performance management solutions for global enterprises (which was acquired by Oracle Corporation). Ms. Washington served in that position from January 2006 until June 2007. Previously, she served as Senior Vice President and Corporate Controller of PeopleSoft, a provider of enterprise application software, from November 1999 until January 2005. Ms. Washington joined PeopleSoft in 1996 and held many other senior finance positions including Vice President, Corporate Treasurer, and Director, International Finance. Prior to joining PeopleSoft, Ms. Washington spent nine years at Tandem Computers, Inc. in a variety of financial management positions. Previous posts include positions at the Federal Reserve Bank and Deloitte & Touche. Ms. Washington joined the Tektronix Board of Directors in May 2005.

Richard H. (Rick) Wills, 52, is Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Wills joined Tektronix in 1979. From 1991 through 1993, he was Oscilloscope Product Line Director. He held the position of Worldwide Director of Marketing for the Measurement Business Division in 1993 and 1994 and was Vice President and General Manager of the Measurement Division’s Design Service and Test Business Unit from 1995 to 1997. Mr. Wills was President of the Tektronix Americas Operations during the last half of 1997. In December 1997, he was elected President, European Operations, and in 1999 he was elected President of the Company’s Measurement Business. Mr. Wills was elected a director of Tektronix on January 20, 2000, when he was elected President and Chief Executive Officer of the Company. He was elected Chairman of the Board on September 20, 2001.

Cyril J. Yansouni, 65, was a director of PeopleSoft from 1992 to 2004, and Chairman of the Board of Directors of Read-Rite Corporation, a supplier of magnetic recording heads for data storage drives, from March 1991 to June 2003, and Chief Executive Officer from March 1991 to June 2000. From 1988 to 1991, Mr. Yansouni was employed by Unisys Corporation, a manufacturer of computer systems, where he served in various senior management capacities, most recently as an Executive Vice President. From 1986 to 1988, Mr. Yansouni was President of Convergent Technologies, a manufacturer of computer systems that was acquired by Unisys Corporation in December 1988. From 1967 to 1986, he was employed by Hewlett-Packard Company, where he served in a variety of technical and management positions, most recently as Vice President and General Manager of the Personal Computer Group. Mr. Yansouni has served as a director of Tektronix since August 2003. He is also a director of Solectron Corp., an electronics and manufacturing services company.

CORPORATE GOVERNANCE AND RELATED MATTERS

Board of Directors Meetings, Committees and Director Compensation

Meetings

The Board of Directors met twelve times during the last fiscal year. Each director attended at least 85% of the aggregate number of the meetings of the Board and committees on which he or she served.

Committees

The Company currently has standing Audit, Nominating and Corporate Governance, and Organization and Compensation Committees of the Board of Directors. Each committee operates pursuant to a written charter, and the charters are reviewed annually. The charters may be viewed online at www.tektronix.com, and each of these charters is available in print to any shareholder who requests it in writing from the Corporate Secretary’s Office at Tektronix, Inc., 14200 S.W. Karl Braun Drive, P.O. Box 500, MS 55-720, Beaverton, Oregon 97077-0001. The performance of each committee is reviewed annually. Each committee may obtain advice and assistance from internal or external legal, accounting and other advisors. The members of the committees are identified in the following table.

Name	Audit	Nominating and Corporate Governance	Organization & Compensation
Pauline Lo Alker		X	X
A. Gary Ames	X	Chair
Gerry B. Cameron	X		Chair
David N. Campbell	X		X
Frank C. Gill		X	X
Kaj Juul-Pedersen		X	X
Robin L. Washington	Chair	X
Richard H. Wills (no committee assignments)
Cyril J. Yansouni (Lead Director)	X	X

All committees currently consist entirely of independent directors in accordance with the rules of the New York Stock Exchange and under criteria established by the Board of Directors (See “Corporate Governance Guidelines and Policies” below).

The Audit Committee assists the Board in its general oversight of the Company’s financial reporting, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the independent auditors. During fiscal year 2007, the Audit Committee held eleven meetings.

The Nominating and Corporate Governance Committee makes recommendations to the Board regarding (1) Board and committee membership; (2) corporate governance matters, including adoption of, and changes to, the Corporate Governance Guidelines discussed below; and (3) director compensation. The committee also leads the Board in its annual review of the Board’s and each committee’s performance. The Nominating and Corporate Governance Committee held three meetings during the last fiscal year. Any shareholder who wishes to recommend a prospective nominee for the Board of Directors for the Nominating and Corporate Governance Committee’s consideration may do so pursuant to the procedure described in the “Corporate Governance Guidelines and Policies” section below.

The Organization and Compensation Committee, which is described in the Executive Compensation, Compensation Discussion and Analysis, held five meetings during the last fiscal year.

Corporate Governance Guidelines and Policies

The Board of Directors has adopted Corporate Governance Guidelines, which are reviewed periodically by the Nominating and Corporate Governance Committee to determine if changes should be recommended to the Board of Directors. The Corporate Governance Guidelines are available online at www.tektronix.com, and are available in print to any shareholder who requests them in writing from the Corporate Secretary’s Office at Tektronix, Inc., 14200 S.W. Karl Braun Drive, P.O. Box 500, MS 55-720, Beaverton, Oregon 97077-0001. Among other matters, the Corporate Governance Guidelines and Company practices and policies include the following:

•

A majority of the members of the Board of Directors shall be independent directors, as defined in the applicable rules of the New York Stock Exchange and as determined by the Board under criteria adopted by the Board. Currently, eight of the nine directors are independent, as defined by these rules. Generally, independence means that the director must be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a director. Directors who are employees of the Company or one of its subsidiaries are not independent.

In addition to New York Stock Exchange rules, the Board has adopted the following criteria to determine the independence of directors:

No director will be deemed independent unless the Board affirmatively determines that the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has a relationship with the Company. The Board will observe all additional criteria for independence established by the New York Stock Exchange or other governing laws and regulations.

The following are not considered material relationships:

1. Charitable Organizations. The director or any member of his or her immediate family serves as an executive officer, trustee or director of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $100,000 or one percent of that organization’s consolidated gross revenues, whichever is more; or

2. Commercial Relationships.

(i)	The director is an executive officer or employee, or an immediate family member of a director of the Company is an executive officer of another company that does business with the Company and the annual sales to, or purchases from, the Company are less than one percent of the annual revenues of the other company, or

(ii)	The director or an immediate family member of a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company’s indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer.

Annually, the Board will review all commercial and charitable relationships of directors to determine whether directors meet the categorical independence tests described above. The Board may determine that a director who has a relationship that exceeds the limits described in paragraph 2(i) (to the extent that any such relationship would not constitute a bar to independence under the New York Stock Exchange listing standards) or paragraph 2(ii) is nonetheless independent. The Company will explain in the next proxy statement the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

The Board has determined that all directors except Mr. Wills (the Chief Executive Officer) are independent directors under the NYSE rules and these criteria.

•	The Board of Directors has adopted a process for identifying and evaluating nominees for director, including suggested director candidates from shareholders, as follows:

1. Board members identify the need to add a new Board member based on specific criteria or to fill a vacancy.

2. The Nominating and Corporate Governance Committee initiates a search, working with staff support and seeking input from Board members and others as necessary, and hiring a search firm, if desired.

3. The Nominating and Corporate Governance Committee considers director candidate suggestions from many sources, including shareholders. Shareholder nominations should be submitted to: Tektronix, Inc., Chairman of the Nominating and Corporate Governance Committee, c/o the Corporate Secretary, 14200 S.W. Karl Braun Drive, P.O. Box 500, MS 55-720, Beaverton, Oregon 97077-0001. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate was recommended by a shareholder.

4. Candidates who satisfy the criteria and otherwise qualify for membership on the Board will be submitted to the Nominating and Corporate Governance Committee for its consideration. The committee will then determine which candidates should be contacted, and will determine the best means for initiating the contacts. If necessary, the committee may initiate contacts through a search firm. Such further contacts and interviews with prospective candidates shall be as determined by the committee.

5. The Nominating and Corporate Governance Committee shall advise the Board of its progress, through committee reports and through informal communications, as necessary.

6. The Nominating and Corporate Governance Committee determines in its discretion whether to recommend a candidate to the Board for consideration as a director nominee.

•

The Board has established criteria for nomination to the Board of Directors. The Board seeks diverse candidates who possess the background, skills and expertise to make a significant contribution to the Board, the Company and its shareholders. General criteria include:

1. Directors should be of the highest ethical character.

2. Directors should have reputations, both personal and professional, that enhance the image and reputation of the Company.

3. Directors should be highly accomplished in their respective fields, with superior credentials and established recognition.

4. When selecting directors, the Board should generally seek active and former executive officers of public companies and leaders of organizations, including scientific, government, educational and other non-profit institutions.

5. Directors should have relevant expertise and experience, and be able to offer advice and guidance to the executive officers.

6. Directors should demonstrate sound business judgment.

7. Directors should work together and with management collaboratively and constructively.

•	The Board has adopted a policy with respect to the election of directors and withheld votes.

•	Directors should not be board members of more than six public companies, and members of the Audit Committee should not serve on more than three public company audit committees.

•	A Lead Director will be appointed annually by the Board. The Lead Director shall be independent, and shall preside over executive sessions of the Board, acting as the liaison between the independent directors and the Chairman/CEO. The Lead Director may also serve as the contact person to facilitate communications by the Company’s employees and shareholders directly with the non-management members of the Board. The Lead Director may also periodically help schedule or conduct separate meetings of the independent directors. The currently appointed Lead Director is Cyril J. Yansouni.

•

Directors must resign from the Board at the Board meeting preceding the annual shareholders meeting immediately following their 70th birthday. In 2001 the Board approved 12-year tenure limits for directors, excluding the Chief Executive Officer. For directors, the 12-year tenure limits commenced on May 17, 2001 and service prior to that date is not included.

•	The non-management directors meet on a regularly scheduled basis in executive session without the Chief Executive Officer and other management. The Lead Director presides at these meetings.

•	Members of Board committees are appointed by the Board, upon recommendation by the Nominating and Corporate Governance Committee.

•	The Audit Committee, Nominating and Corporate Governance Committee, and Organization and Compensation Committee consist entirely of independent directors.

•

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting with or obtaining the approval of any officer of the Company.

•

The Board and each committee annually assess their own performance. As part of our continuing efforts to enhance corporate governance, the Board adopted a policy in January 2007, whereby the Chair of the Board, the Chair of the Nominating and Corporate Governance Committee, and the Lead Director conduct an annual individual performance review of each Director and provide assessment feedback to Directors, as appropriate.

•	The Board annually reviews the Company’s strategic long-range plan, business unit initiatives, capital projects and budget matters.

•	The Organization and Compensation Committee periodically reviews with the Chief Executive Officer and reports to the Board regarding succession planning and leadership development.

•	The Board evaluates the performance of the Chief Executive Officer and other senior management personnel at least annually.

•

Incentive compensation plans link pay directly and objectively to measured financial goals set in advance by the Organization and Compensation Committee. Executive officers are expected to acquire Company stock in accordance with established guidelines. See “Compensation Discussion and Analysis” for additional information.

•

Directors are encouraged to make significant progress annually toward accumulating, within five years of becoming a director, Common Shares of the Company with a value equal to five times the director’s annual retainer. For the last fiscal year, all directors achieved this ownership goal, except for Mr. Juul-Pedersen, who became a director in January 2007.

•	Directors are expected to regularly attend shareholder meetings. Last year, all members of the Board of Directors at that time attended the annual meeting of shareholders.

•

New directors are oriented to the Company, including familiarizing the director with the Company’s strategic plans, significant facilities, significant financial, accounting and risk management issues, business ethics and compliance program and the Tektronix Business Practices Guidelines, principal officers, and internal and independent auditors.

•

Directors are expected to keep current with corporate governance issues through continuing education or other activities. At least once every three years directors are expected to attend a director education program. Reasonable continuing education and travel expenses incurred by Directors will be reimbursed with the approval of the Chair of the Nominating and Corporate Governance Committee.

•

The Company has adopted a code of ethics, known as the Tektronix Business Practices Guidelines, as well as a code of ethics for financial managers (including the Chief Executive Officer, the principal financial officer, the principal accounting officer, and the Controller). Both are available for viewing on the Company’s Corporate Governance Web site at www.tektronix.com, and are available in print to any shareholder who requests them from the Corporate Secretary’s Office at Tektronix, Inc., 14200 S.W. Karl Braun Drive, P.O. Box 500, MS 55-720, Beaverton, Oregon 97077-0001.

•

Shareholders may contact any director, including the Lead Director, by writing to them c/o the Corporate Secretary’s Office at Tektronix, Inc., 14200 S.W. Karl Braun Drive, P.O. Box 500, MS 55-720, Beaverton, Oregon 97077-0001.

•

The Board of Directors has adopted procedures for the receipt, retention and treatment of concerns from Company employees and others regarding accounting, internal accounting controls or auditing matters. Employees may submit concerns anonymously as described under the Tektronix Business Practices Guidelines, at the Company’s Web site. Shareholders, and other interested parties, may contact any director, including the Lead Director, by writing to them c/o the Corporate Secretary, 14200 S.W. Karl Braun Drive, P.O. Box 500, MS 55-720, Beaverton, OR 97077-0001, or online at www.ethicspoint.com.

Director Compensation

Directors who are not employees of the Company receive an annual payment of $40,000; prorated in the case of a director who serves less than a full year. The Lead Director receives an annual payment of $15,000. The Chair of the Audit Committee receives an annual payment of $10,000. Each of the other committee Chairs receives an annual payment of $5,000. Non-employee directors receive $1,500 for each meeting of the Board of Directors attended and $1,000 for each committee meeting attended, with the exception of committee meetings held during the time normally scheduled for a Board meeting. Directors who are employees of the Company receive no separate compensation as directors. Directors can elect to receive the annual payment and meeting attendance and committee chair payments in Common Shares of the Company, rather than cash. The Company purchases Common Shares in the market for use in its director compensation program, except that the option grants are made from the Company’s 2002 Stock Incentive Plan.

Directors receive annually, on the day following the shareholders’ annual meeting, fully vested, ten-year options to purchase 7,000 Common Shares, with an option price equal to the closing price on the award date. At that time they also receive a grant of 1,000 fully vested Common Shares.

Directors can elect to defer all or part of their non-option compensation for service as directors under the Company’s Deferred Compensation Plan and the Stock Deferral Plan. Cash amounts credited to the Deferred Compensation Plan earn a rate of return equal to the rate of return on earnings indices selected in advance by the director. Tektronix Common Shares that are deferred will earn a rate of return based upon the performance of Tektronix Common Shares. Deferred amounts will be paid in a single lump-sum payment or in equal annual installment payments for up to 15 years commencing on the first January following the date the director ceases to be a director, or the first January following the date specified by the director. Deferrals must be for a minimum of three years, unless the director ceases to be a director at an earlier date.

DIRECTOR COMPENSATION IN FISCAL YEAR 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Pauline Lo Alker(4)	$67,500	$29,150	$62,103	$158,753
A. Gary Ames(4)	$77,500	$29,150	$62,103	$168,753
Gerry B. Cameron(4)	$78,000	$29,150	$62,103	$169,253
David N. Campbell(4)	$71,500	$29,150	$62,103	$162,753
Frank C. Gill(4)	$70,500	$29,150	$62,103	$161,753
Kaj Juul-Pedersen	$52,856	$—	$—	$52,856
Robin L. Washington(5)	$75,750	$29,150	$62,103	$167,003
Cyril J. Yansouni(6)	$72,500	$29,150	$62,103	$163,753

(1)	Includes the value of Company stock that directors elected to receive in lieu of cash compensation.

(2)	Represents the annual September stock award of 1,000 shares valued at $29.15, the market purchase price of Tektronix Common Stock on September 22, 2006. Mr. Juul-Pedersen was not a director at the time of the September 2006 award.

(3)	Represents the value of shares granted in September 2006, which were 100% vested at grant. Directors may exercise the option for a period of ten years from the date of grant. Dollar amount represents the amount recognized for financial statement reporting purposes with respect to fiscal year 2007, which is also the grant date fair value calculated in accordance with FAS 123R. See “Valuation Assumptions” under “5. Share-Based Compensation” in the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the last fiscal year for information regarding the assumptions made in connection with these calculations.

(4)	Mrs. Alker and Messrs. Ames, Cameron, Campbell and Gill each held options to purchase 52,000 shares at May 26, 2007.

(5)	Ms. Washington held options to purchase 17,000 shares at May 26, 2007.

(6)	Mr. Yansouni held options to purchase 37,000 shares at May 26, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows ownership of the Common Shares of the Company as of the dates indicated by each person who, to the knowledge of the Board of Directors, owned beneficially more than 5% of the Common Shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
PRIMECAP Management Company(1)	11,285,408	13.81%
225 So. Lake Avenue #400
Pasadena, CA 91101

Franklin Resources, Inc.,(2)	7,802,613	9.5%
Charles B. Johnson, Rupert H. Johnson, Jr.,
Franklin Advisers, Inc.
One Franklin Parkway
San Mateo, CA 94403

Private Capital Management, L.P.(3)	6,351,227	7.7%
8889 Pelican Bay Blvd., Suite 500
Naples, FL 34108

(1)	Based on information set forth on a Schedule 13G/A dated February 14, 2007, filed with the SEC by PRIMECAP Management Company. These shares are held with sole voting power as to 1,794,858 shares and sole dispositive power as to 11,314,908 shares.

(2)	Based on information set forth on a Schedule 13G/A dated February 6, 2007, filed with the SEC by Franklin Resources, Inc. These shares are held as follows: Franklin Advisers, Inc. holds sole voting power as to 6,500,568 shares and sole dispositive power as to 6,520,168 shares; Franklin Templeton Portfolio Advisors, Inc. holds sole voting and dispositive power as to 1,278,347 shares; and Fiduciary Trust Company International holds sole voting and dispositive power as to 4,098 shares.

(3)	Based on information set forth on a Schedule 13G/A dated February 14, 2007, filed with the SEC by Private Capital Management, L.P. (“PCM”). These shares are held with sole voting power as to 284,050 shares, shared voting power as to 6,067,177 shares, sole dispositive power as to 284,050 shares, and shared dispositive power as to 6,067,177 shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the beneficial ownership of Common Shares of the Company by the directors, certain executive officers named in the Summary Compensation Table, and all executive officers and directors as a group as of October 1, 2007

Name	Number of Shares(1)		Percent of Class
Pauline Lo Alker	76,803		*
A. Gary Ames	99,137		*
Gerry B. Cameron	82,121		*
David N. Campbell	90,319		*
Frank C. Gill	88,740		*
Kaj Juul-Pedersen	14,000		*
Robin L. Washington	30,420		*
Cyril J. Yansouni	51,310		*
Richard H. Wills	797,539	(2)	1.06%
Colin L. Slade	202,684	(3)	*
Craig L. Overhage	149,676	(3)	*
Richard D. McBee	193,435	(4)	*
James F. Dalton	184,790	(5)	*
All current directors and executive officers as a group (15 individuals)	2,193,620		2.92%

*	Less than one percent.

(1)	Unless otherwise indicated, each individual has sole voting and investment power with respect to these shares. Includes Common Shares represented by stock options that are currently exercisable or become exercisable within 60 days, as follows: Mrs. Alker, and Messrs. Ames, Cameron, Campbell and Gill (59,000 shares each); Mr. Juul-Pedersen (7,000); Ms. Washington (24,000 shares); Mr. Yansouni (44,000 shares); Mr. Wills (677,500 shares), Mr. Slade (157,000 shares), Mr. Overhage (109,000 shares), Mr. McBee (153,000 shares), Mr. Dalton (152,500 shares), and all officers and directors as a group (1,707,500 shares), for which the individual has no voting or investment power.

Includes phantom shares credited to a share account pursuant to the Non-Employee Directors’ Stock Deferral Plan as follows: Mrs. Alker (6,918 shares), Mr. Ames (1,217 shares), Mr. Cameron (17,729 shares), Mr. Campbell (25,736 shares), Ms. Washington (5,865 shares) and Mr. Yansouni (6,918 shares). The directors have no voting or investment power with respect to these shares.

Includes shares held under the Tektronix 401(k) plan and the Tektronix Stock Fund, an investment option of the Tektronix 401(k) plan, by Mr. Wills (5,376 shares), Mr. Slade (4,763 shares), Mr. Overhage (12,195 shares), Mr. McBee (9,060 shares), and Mr. Dalton (3,873 shares) as to which they have voting but no investment power.

(2)	Includes 11,070 phantom shares credited to a stock account under the Company’s Stock Deferral Plan, for which Mr. Wills has no voting or investment power, and 63,000 restricted shares that are subject to forfeiture to the Company under certain conditions and to which Mr. Wills has voting but no investment power.

(3)	Includes restricted shares that are subject to forfeiture to the Company under certain conditions to which Messrs. Slade (17,000 shares) and Overhage (16,000 shares) have voting but no investment power.

(4)	Includes 3,337 phantom shares credited to a stock account under the Company’s Stock Deferral Plan for which Mr. McBee has no voting or investment power, and 16,000 restricted shares that are subject to forfeiture to the Company under certain conditions and to which Mr. McBee has voting but no investment power.

(5)	Includes 982 phantom shares credited to a stock account under the Company’s Stock Deferral Plan, for which Mr. Dalton has no voting or investment power, and 12,600 restricted shares that are subject to forfeiture to the Company under certain conditions and to which Mr. Dalton has voting but no investment power.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Organization and Compensation Committee

The Organization and Compensation Committee of the Board of Directors (the “Committee”) oversees all compensation and related programs for Tektronix executive officers. The Committee consists entirely of non-employee independent directors as defined by New York Stock Exchange rules and the Company’s independence guidelines. The Committee’s authority and responsibilities are set forth in a charter adopted by the Board of Directors and reviewed annually. The charter is available for review on the Company’s Web site at www.tektronix.com. Pursuant to its charter, the Committee assists the Board in the design, administration and oversight of employee compensation programs and benefit plans. The Committee has full authority to determine annual base and incentive compensation, equity incentives, and all other compensation for the executive officers. The Committee cannot delegate this authority. The Committee reviews and approves all stock option and restricted stock grants to executive officers and the annual stock option and restricted stock grants to all other employees. New hire, promotional, and special situation retention stock option and restricted stock grants that are within a range and on terms previously approved by the Committee to persons who are not executive officers are approved monthly by the CEO in accordance with our Equity Grant Policy. The Committee also reviews and assists in the development of an organizational structure and programs that will attract, retain, and promote employees to meet our present and future leadership needs, including succession plans for senior management positions.

Compensation Philosophy and Objectives

The Board of Directors believes that our executive compensation programs should incent short and long-term corporate performance and improvement in shareholder value. We have developed a total compensation philosophy that ties a significant portion of annual executive compensation to achieving pre-established financial results. The overall objectives of the executive compensation programs are to:

•	Attract, motivate and retain talented and highly skilled executives;

•	Align executive performance with Tektronix’s goals to deliver shareholder value; and

•	Balance executive compensation between short-term results and the long-term strategic decisions needed to ensure sustained business performance.

Our executive compensation program is designed to achieve those objectives through a combination of short-term compensation (base pay and annual cash incentives), long-term equity programs (stock options and restricted stock), and retirement and other benefits.

Compensation Process

The Committee determines annual base and incentive compensation, equity incentives, and all other compensation for the executive officers. The CEO, with the assistance of the Vice President of Human Resources, provides recommendations to the Committee about compensation levels for the other executive officers. The Chair of the Committee, with the assistance of the Vice President of Human Resources, recommends the CEO’s compensation to the Committee. The CEO is not present during deliberations or voting, regarding his own compensation.

The Committee directly retains the services of a consulting firm, Towers Perrin (the “Consultant”), to advise the Committee on executive compensation matters, to assist in the evaluation of the competitiveness of executive and director compensation programs, and to provide overall guidance to the Committee in the design and operation of these programs. The Consultant reports to the Committee Chair, who determines how and to what extent the Consultant interacts with management in the course of its work for the Committee. The Consultant’s primary role is to provide objective analysis, advice and information, and otherwise to support the Committee in the performance of its duties. The Committee requests information and recommendations from the Consultant as it deems appropriate in order to assist it in structuring and evaluating the Company’s executive compensation programs, plans and practices. The Consultant has advised the Committee since 2003.

In fiscal year 2007, the Committee instructed the Consultant to perform the following activities:

•	Advise the Committee on base salary, annual incentive and equity award levels for the executive officers and, as needed, on actual compensation decisions;

•	Assess the alignment of the Company compensation levels relative to the performance of the Company and relative to the Company’s articulated compensation philosophy;

•	Brief the Committee on executive compensation trends among the Company’s peers, the broader industry, and the market, and on regulatory, legislative and other developments; and

•	Evaluate the competitive positioning of the Company’s Board of Directors compensation program at the request of and in consultation with the Chair of the Nominating and Corporate Governance Committee.

With the Committee Chair’s approval, during fiscal year 2007 the Consultant worked with the CEO, the Vice President of Human Resources and selected members of the Human Resources staff to obtain the information necessary to carry out its assignments from the Committee. With respect to the CEO’s compensation, the Consultant worked with the Committee Chair and the Vice President of Human Resources.

The Committee uses competitive market data from published surveys to establish competitive ranges of base salary and incentive compensation opportunities, as well as data from a selected group of companies that the Committee believes are representative of the companies with which it competes for executive talent, as further described below (together, the “Comparative Information”).

The Comparative Information includes information from three compensation surveys using companies of comparable size and scope, generally in the technology industry, for establishing executive compensation levels. The surveys used in fiscal year 2007 were: Radford Executive Compensation Survey, SC/Chips Executive Compensation Survey and Towers Perrin Executive Compensation Survey.

In addition, the Comparative Information also includes proxy statement data from a group of technology companies (the “Peer Review Data”). The Committee examines the Peer Review Data for executives in jobs of comparable size and complexity at the other companies to determine the competitive range of pay for a particular job. The list of peer companies used for the Peer Review Data is reviewed and approved periodically by the Committee. For fiscal year 2007, the list of comparison companies consisted of: Aeroflex, Agilent Technologies, Catapult Communications, Cohu, Credence Systems, Cypress Semiconductor, Electro Scientific Industries, FEI, Infocus, Intel, IXIA, Keithley Instruments, KLA-Tencor, LeCroy, Mentor Graphics, National Instruments, Novellus Systems, PerkinElmer, Planar Systems, RadiSys, Tekelec, Teradyne, TriQuint Semiconductor, Varian, and Varian Semiconductor Equipment.

The Committee’s decisions about the executive compensation program, including the total compensation paid to each executive officer, are its own and reflect factors and considerations in addition to the information and recommendations provided by the Consultant. Our initial target market position for most elements of compensation is the median range of select peer technology companies included in the Comparative Information. However, the Committee considers and applies its judgment with respect to a variety of factors, including the factors listed below, and its decision about an executive officer’s total compensation, or any element thereof, may be above or below the median range:

•

Comparative Information including comparisons to market compensation levels for similarly situated positions, for salary and incentive compensation and total compensation levels before and after the recommendations;

•

The executive officer’s skills and market value, business results and individual contributions, taking into account the CEO’s evaluations and recommendations and his expectations for the executive officer for the coming year;

•

Total dollar value of all compensation and related programs applicable to the executive officer, including salary, annual incentive compensation, long-term compensation and retirement and other benefits;

•	Retention risk; and

•	Potential for future roles within the Company.

Based on the decision-making process described in this Compensation Discussion and Analysis, the Committee determines the base salary, annual cash incentive compensation, including variable targets and any equity-related grants for the Company’s executive officers.

Elements of our Compensation Program

The elements of our compensation program for executive officers consist of:

•	Short-term Compensation

•	Base Pay

•	Annual Performance-Based Cash Incentives

•	Long-term Stock-Based Incentives

•	Stock Options

•	Restricted Stock Awards

•	Retirement and Other Benefits

The Committee allocates among compensation elements based upon the Consultant’s recommendations and based upon consideration of market allocation by reviewing the Comparative Information.

Short-Term Compensation

We use a combination of base pay and annual performance-based cash incentives to attract and retain key executive officers.

Base Pay

Base salaries for executive officers are initially determined by evaluating the responsibilities of the position and the experience of the individual, and by reference to the Comparative Information. Median levels of base pay provided by comparable companies form the primary reference in determining the salaries of executive officers.

The Committee determines salary adjustments on an annual basis (effective June of each year) by evaluating the performance of the Company and each executive officer, and also takes into account any new responsibilities, as well as salaries for comparable positions at peer companies. When appropriate, it also considers non-financial performance measures that focus attention on improvement in management processes or attainment of other business objectives.

Effective June 2006, the base salary levels for fiscal year 2007 increased for Mr. Wills by 3.9%, for Mr. Slade by 2.9%, for Mr. Overhage by 7.9%, for Mr. McBee by 7.9%, and for Mr. Dalton by 3.2%. The standard merit increase in fiscal year 2007 was approximately 3-4% throughout the Company. The base salary for Messrs. McBee and Overhage increased 7.9% versus the standard percentage of 3-4% based on the Committee’s determination that they had each taken on significant new responsibilities under a revised organization structure implemented during the year. Effective June 2007, the base salary levels for fiscal year 2008 increased for Mr. Wills by 1.5%, for Mr. Slade by 4.2%, for Mr. Overhage by 2.9%, for Mr. McBee by 2.9%, and for Mr. Dalton by 3.1% to reflect performance for fiscal year 2007, as well as responsibilities for fiscal year 2008. The standard merit increase for this fiscal year 2008 is approximately 3-4% throughout the Company.

Annual Performance-Based Cash Incentives

The executive officers participate in our Annual Performance Incentive Plan (APIP), an annual cash incentive compensation plan designed to motivate participants to achieve business targets established each fiscal year. Company performance objectives are established at the beginning of the fiscal year.

Our performance objectives under the APIP for fiscal year 2007 were specified levels of net sales and operating income before income taxes (excluding specified items). For fiscal year 2007, 50% of the participant’s award was based on net sales and 50% on operating income before income taxes. The Committee set a threshold level, target level, and a maximum level for each measure of Company performance, which were used to determine the cash amount payable under the plan to each executive officer. The Company had to achieve the threshold level of operating income before taxes for any payout to be made under the plan. If Company performance on net sales had been below the threshold level, no incentive payment is made for that measure. The Committee assigned each executive officer a percentage of base pay (targeted amount) used to calculate benefits under the plan, which were 100% of base pay for the CEO and ranged from 50% to 65% of base pay for the other executive officers. Under the plan, an executive officer could receive from 0% (performance below target for operating income before taxes) to 200% (achievement of both performance measures at the maximum level) of the applicable targeted amount.

The Committee establishes target incentive opportunities for individual positions based on the Comparative Information using the same considerations as used for base pay: it considers the responsibilities of the position, the ability of the position to impact financial and corporate goals, and a comparison of incentives provided to comparable positions at other similarly sized technology companies with incentives targeted to provide total annual cash compensation at the approximate median level provided by comparable companies.

The Committee reviews and approves the level of achievement of the performance measure. For fiscal year 2007, the threshold, target and maximum levels of operating income before income taxes were $135.2 million, $193.0 million and $221.1 million, respectively, and the threshold, target and maximum levels of net sales were $1,039.9 million, $1,158.1 million and $1,224.0 million, respectively. The bonus calculations based on eligible earnings for the named executive officers for fiscal year 2007 are shown in the following table:

Name	Net Sales Payout % Weight	Operating Income Before Income Taxes Payout % Weight	Combined Payment Factor	Eligible Earnings	2007 Bonus
Richard H. Wills	.664 × 50%	.62 × 50%	.642	$673,077	$432,115
Colin L. Slade	.664 × 50%	.62 × 50%	.642	$233,500	$149,907
Craig L. Overhage	.664 × 50%	.62 × 50%	.642	$202,846	$130,227
Richard D. McBee	.664 × 50%	.62 × 50%	.642	$202,846	$130,227
James F. Dalton	.664 × 50%	.62 × 50%	.642	$159,615	$102,473

For fiscal year 2007, the Committee also authorized additional individual bonus incentives for two executive officers, Richard D. McBee, Senior Vice President, Communications Business, and Craig L. Overhage, Senior Vice President, Instruments Business. Each executive was eligible to receive a bonus of up to $100,000 for fiscal year 2007, upon attainment of performance objectives established by the Committee. For Mr. McBee, the Communications Business performance objectives included attaining key customer wins, revenue recognition of major operators, and reaching certain new product introduction milestones. For Mr. Overhage, the Instruments Business performance objectives included increasing its market share, achieving key product introductions, and completing certain organizational development projects in the Instruments Business. The Committee had authority to modify and determine whether the performance objectives were met. Based upon the Committee’s evaluation of the performance of these executives with respect to the extent to which they achieved their performance objectives under this bonus incentive, for fiscal year 2007 Mr. McBee received $30,000 and Mr. Overhage received $70,000.

Long-Term Share Based Incentive Compensation

Share Awards

We provide share awards to employees who have the strongest potential to impact the long-term financial and operational success of the Company, and to encourage employee ownership in the Company. Annually, we award restricted stock and stock options to key employees who are in positions to significantly influence our success, and in doing so, provide a competitive long-term compensation opportunity for those employees.

To align shareholder and executive officer interests and to create incentives for improving shareholder value, the long-term component of the Company’s executive compensation program uses stock option awards and restricted stock. All stock option and restricted stock grants are from shareholder approved plans.

In recognition of increasing concern about the dilutive effect and cost of issuing equity as compensation, and consistent with actions taken by other technology companies, in fiscal year 2007 we continued to shift our equity compensation program to replace a portion of stock option grants with a fewer number of restricted shares.

The Company optimizes equity incentives by balancing the higher risk, long-term incentive that option awards represent, with the lower risk, shorter-term but retentive value of restricted stock awards. Accordingly, during fiscal year 2007, executive officers received a greater portion of their equity compensation in the form of stock options rather than restricted stock to emphasize Company performance as a component of their compensation and align their interests with shareholder interests.

The size of long-term incentive award levels (including awards to the CEO) reflect job responsibilities and are based in part on the Comparative Information provided by the Consultant. Awards are designed to provide compensation opportunities in the range of the median of awards for similar positions in the technology industry. For each executive officer, the Committee determines an appropriate value of long-term incentive compensation and allocates it between stock options and restricted stock. In making this determination, the Committee considers the Consultant’s recommendations, based upon the Comparative Information. For purposes of comparing long-term incentive compensation for any year between executives and between companies, the Consultant values (i) stock option compensation based on the Black-Scholes value of options granted during the year and (ii) restricted stock compensation based on the grant date market price of the number of shares awarded during the year.

Stock Options. Stock options provide rewards to executive officers and other key employees upon creation of incremental shareholder value. Stock options provide incentive for the creation of shareholder value over the long term because the full benefit of the compensation package cannot be realized unless the price of the Company Common Shares appreciates over a specified number of years. Stock option awards are made annually to executive officers and are generally awarded at the same time that awards are made to key employees who are not executive officers. We also grant stock options to new executive officers as a further inducement to join the Company. Options are granted with exercise prices equal to the fair market value of Tektronix Common Shares on the grant date. Options have a ten-year term and typically fully vest over four years from the grant date (25% each year).

Restricted Stock. Restricted stock awards are annually granted to executive officers and other employees who are key contributors. Restricted stock is subject to forfeiture if employment terminates before the stock vests. Restricted stock grants to key employees typically vest over four years from the grant date (25% each year). To encourage retention, fiscal year 2007 restricted stock grants to executive officers cliff vest three years from the grant date.

In keeping with market trends to reduce overall equity burn rates, named executive officers received an approximate 10% reduction in the value of equity awards granted compared to equity awards granted in fiscal year 2006.

Stock Ownership Guidelines. Executive officers are encouraged to own stock. Under the guidelines, the CEO is encouraged to own Tektronix stock equal to five times his annual base salary. Other executive officers are encouraged to own three times their base salary. Executive officers are expected to make substantial progress towards achieving these ownership levels within five years of election to their positions. Ownership is calculated using a formula that includes deferred stock, 401(k) shares, shares owned outright (which includes shares purchased through the Employee Share Purchase Plan), and “in-the-money” vested options and unvested restricted shares held by the Company (in an amount equal to 50% of the guideline requirement). All of the named executive officers have achieved or exceeded their ownership levels under these guidelines as of the end of fiscal year 2007.

Employee Stock Purchase Plan

All qualifying employees, including executive officers, can participate in the Tektronix, Inc. Employee Stock Purchase Plan. Under this plan, employees can acquire Common Shares of the Company through regular payroll deductions of up to 10% of base pay plus commissions, subject to the limitation that not more than $25,000 in value of stock may be purchased annually. The purchase price of the shares is 85% of the market price as of the date of purchase.

Retirement and Other Benefits

Cash Balance Plan

The Tektronix Cash Balance Plan is an integrated, account-based, defined benefit plan funded entirely by the Company. Executive officers of the Company participate in the Cash Balance Plan on the same basis as other U.S. employees. The Cash Balance Plan was closed to employees hired after July 31, 2004. For details regarding the determination and payment of benefits under the Cash Balance Plan and the present value of accumulated benefits for each named executive officer, see “Pension Benefits at May 26, 2007” at page A-26.

401(k) Plan

We make contributions for eligible employees (including executive officers) to the Company’s 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to have up to 50% of their pay contributed to the plan, subject to certain tax limitations. We make matching contributions up to 4% in dollars and fixed contributions in Company stock equal to 2% of the participant’s compensation, subject to tax limitations. Contributions in dollars may be invested in funds of the employee’s choice, including Common Shares of the Company. Contributions made in Company stock are deposited into the Tektronix Stock fund.

Deferred Compensation Plan

We provide a Nonqualified Deferred Compensation Plan to employees at senior management level and above. For details regarding contributions, earnings and aggregate balances under the Deferred Compensation Plan for each named executive officer, see “Nonqualified Deferred Compensation for fiscal year 2007” at page A-28.

Severance Benefits and Change in Control

Each of the named executive officers has an Executive Severance Agreement pursuant to which the officer would receive severance pay in the event that his employment is terminated by the Company other than for cause, death or disability. Under the Executive Severance Agreement, the executive officer makes certain promises with respect to non-solicitation of Company employees following termination, and benefits are payable only upon execution by the officer of a release of claims. The terms of the Company’s Executive Severance Agreement and the potential benefits payable on a change in control to the named executive officers are discussed under “Potential Payments upon Employment Termination or Change in Control” at page A-29.

The Company has traditionally provided change in control severance protection to a limited set of executive officers. Under these agreements, the Company provides certain benefits to some executive officers, including the named executive officers, if their employment is involuntarily terminated within 24 months after a change in control. These benefits are designed to provide executive officers with an incentive to remain in the Company’s employ if the Company engages in, or is threatened with, a change in control transaction, and to maintain a total compensation program that is competitive with companies with which the Company competes for executive talent. The terms of the Company’s Change in Control Agreements and the potential benefits payable to certain named executive officers on a change in control are discussed under “Potential Payments upon Employment Termination or Change in Control” at page A-29.

The Committee views change in control and other severance protection for senior executives as a necessary component of a market competitive executive compensation program. The Committee believes that the level of severance protection for senior executives is conservative.

Other Benefits

Executive officers receive the same insurance benefits as other employees except that the CEO also receives a Supplemental Disability Program designed to provide disability protection up to the equivalent salary replacement level provided to all employees under the group plan. The named executive officers, along with certain other designated senior leaders, may elect to receive financial counseling and tax preparation assistance. These benefits are intended to positively impact the productivity of these senior leaders. We do not provide the named executive officers with other perquisites. The value of these benefits for the named executive officers is set forth in a footnote to the “Summary Compensation Table” at page A-23.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that the Company may deduct for compensation paid in any fiscal year to any of its named executive officers (other than the chief financial officer). The $1,000,000 cap on deductibility will not apply to compensation that qualifies as “performance-based compensation.” Under the regulations, performance-based compensation includes compensation received through the exercise of a non-statutory stock option that meets certain requirements. This option exercise compensation is equal to the excess of the market price at the time of exercise over the option price and, unless limited by Section 162(m), is generally deductible by the Company. It is our general intention to grant options that meet the requirements of the regulations. We believe that compensation paid under the Company’s stock options qualifies as deductible under Section 162(m). Qualifying compensation for deductibility under Section 162(m) is one of many factors the Committee considers in determining executive compensation arrangements. Deductibility will be maintained when it does not conflict with compensation objectives.

Organization and Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company. Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Organization and Compensation Committee report submitted by:

                    Gerry B. Cameron, Chairman

                    Pauline Lo Alker

                    David N. Campbell

                    Frank C. Gill

                    Kaj Juul-Pedersen

Summary Compensation Table

The following table shows compensation paid by the Company for fiscal year 2007 to the principal executive officer, the principal financial officer and the three other most highly compensated executive officers who were serving as executive officers on May 26, 2007 (“named executive officers”).

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compen- sation ($)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)		Total ($)
Richard H. Wills	2007	$673,077	$—	$380,901	$550,173	$432,115	$69,675	$79,805	(6)	$2,185,746
Chairman, President, and Chief Executive Officer

Colin L. Slade	2007	$359,231	$—	$138,803	$205,818	$149,907	$38,978	$40,672	(7)	$933,409
Sr. Vice President and Chief Financial Officer

Craig L. Overhage	2007	$338,077	$70,000	$122,449	$176,765	$130,227	$25,158	$37,855	(8)	$900,531
Sr. Vice President and General Manager, Instruments Business

Richard D. McBee	2007	$338,077	$30,000	$122,449	$176,765	$130,227	$18,681	$21,644		$837,843
Sr. Vice President, Communications Business

James F. Dalton	2007	$319,231	$—	$102,399	$162,183	$102,473	$23,538	$35,487	(9)	$745,311
Sr. Vice President, Corporate Development

(1)	Represents amounts paid under individual bonus arrangements. See “Compensation Discussion and Analysis” at page A-15 for a description of the bonus arrangements.

(2)	Represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R (disregarding estimated forfeitures) with respect to fiscal year 2007 for stock options and restricted stock granted in fiscal year 2007 and prior years. See “Valuation Assumptions” under “5. Share-Based Compensation” in the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for fiscal year 2007 for information regarding the assumptions made in connection with these calculations.

(3)	Represents amounts paid or deferred under the Annual Performance Incentive Plan. See “Compensation Discussion and Analysis” at page A-15.

(4)	Represents the increase in account balances or actuarial present value of benefits under the Company’s Cash Balance Plan.

(5)	Includes (i) amounts contributed by the Company under the 401(k) Plan, (ii) amounts contributed by the Company under the Deferred Compensation Plan as detailed in the Nonqualified Deferred Compensation table and related FICA taxes paid by the Company, and (iii) personal benefits.

(6)	Includes premiums paid by the Company under a supplemental long-term disability plan for Mr. Wills ($6,777) and costs for financial counseling ($17,622) and tax preparation services ($3,000).

(7)	Includes financial counseling ($17,396) and tax preparation services ($1,500).

(8)	Includes financial counseling ($13,762) and tax preparation services ($1,500).

(9)	Includes financial counseling ($13,285).

Grants of Plan-Based Awards in Fiscal Year 2007

The following table sets forth information concerning the fiscal year 2007 bonus opportunities for the named executive officers under the Annual Performance Incentive Plan and the stock options and restricted stock granted to the named executive officers in fiscal year 2007.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)		All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)
Richard H. Wills	6/20/06	$168,750	$675,000	$1,350,000	—		—	—	—
	1/16/07	—	—	—	—		84,000	$28.74	$721,384
	1/16/07	—	—	—	18,000	(5)	—	—	$517,320

Colin L. Slade	6/20/06	$58,500	$234,000	$468,000	—		—	—	—
	1/16/07	—	—	—	—		30,000	$28.74	$257,637
	1/16/07	—	—	—	6,000	(6)	—	—	$172,440

Craig L. Overhage	6/20/06	$51,000	$204,000	$408,000	—		—	—	—
	1/16/07	—	—	—	—		28,000	$28.74	$240,461
	1/16/07	—	—	—	6,000	(6)	—	—	$172,440

Richard D. McBee	6/20/06	$51,000	$204,000	$408,000	—		—	—	—
	1/16/07	—	—	—	—		28,000	$28.74	$240,461
	1/16/07	—	—	—	6,000	(6)	—	—	$172,440

James F. Dalton	6/20/06	$40,000	$160,000	$320,000	—		—	—	—
	1/16/07	—	—	—	—		22,000	$28.74	$188,934
	1/16/07	—	—	—	4,600	(6)	—	—	$132,204

(1)	Represents awards for fiscal year 2007 under the Company’s Annual Performance Incentive Plan (APIP) and estimated possible payouts at threshold, target, and maximum levels of performance. The actual amounts paid to each named executive officer are set forth in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” at page A-23. See also “Compensation Discussion and Analysis—Short-Term Compensation” at page A-17.

(2)	Represents restricted stock granted under the Company’s 2005 Stock Incentive Plan. The restricted stock is subject to forfeiture to the Company on termination of employment prior to vesting. The restricted stock vests 100% on the vesting date, subject to continued employment. Vesting is accelerated in the event of death or disability or, in some cases, on change in control, as described under “Potential Payments upon Employment Termination or Change in Control” at page A-29. Dividends are paid on the restricted stock at the same rate paid to shareholders generally.

(3)	Represents stock options granted under the Company’s 2005 Stock Incentive Plan. The options are granted with an exercise price equal to the closing market price of the Common Shares on the date of grant, vest 25% per year beginning one year after the date of grant, based on continued employment, and have a term of 10 years, subject to earlier termination in the event of the optionee’s termination of employment. Vesting is accelerated in the event of death or disability as described under “Potential Payments upon Employment Termination or Change in Control” at page A-29.

(4)	Represents the aggregate grant date fair value of stock options and restricted stock granted in fiscal year 2007 computed in accordance with FAS 123R. See “Valuation Assumptions” under “5. Share-Based Compensation” in the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for fiscal year 2007 for information regarding the assumptions made in connection with these calculations.

(5)	Restricted stock vests on January 16, 2011.

(6)	Restricted stock vests on January 16, 2010.

Outstanding Equity Awards at May 26, 2007

The following table sets forth information concerning outstanding options and unvested restricted stock held by the named executive officers on May 26, 2007.

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Richard H. Wills	0	84,000	(2)	$28.74	1/16/2017	—		—
	22,500	67,500	(3)	$29.79	1/17/2016	—		—
	50,000	50,000	(4)	$28.69	1/18/2015	—		—
	75,000	25,000	(5)	$31.55	1/20/2014	—		—
	120,000	0		$17.51	1/22/2013	—		—
	100,000	0		$24.48	2/1/2012	—		—
	25,000	0		$17.12	9/20/2011	—		—
	100,000	0		$37.50	1/18/2011	—		—
	215,000	0		$20.06	1/20/2010	—		—
	—	—		—	—	18,000	(6)	$541,620
	—	—		—	—	20,000	(7)	$601,800
	—	—		—	—	25,000	(8)	$752,250

Colin L. Slade	0	30,000	(2)	$28.74	1/16/2017	—		—
	8,000	24,000	(3)	$29.79	1/17/2016	—		—
	17,500	17,500	(4)	$28.69	1/18/2015	—		—
	22,500	7,500	(5)	$31.55	1/20/2014	—		—
	55,000	0		$17.51	1/22/2013	—		—
	35,000	0		$24.48	2/1/2012	—		—
	34,000	0		$37.50	1/18/2011	—		—
	30,000	0		$20.06	1/20/2010	—		—
	—	—		—	—	6,000	(9)	$180,540
	—	—		—	—	7,000	(10)	$210,630
	—	—		—	—	4,000	(11)	$120,360

Craig L. Overhage	0	28,000	(2)	$28.74	1/16/2017	—		—
	7,500	22,500	(3)	$29.79	1/17/2016	—		—
	12,500	12,500	(4)	$28.69	1/18/2015	—		—
	21,000	7,000	(5)	$31.55	1/20/2014	—		—
	37,500	0		$17.51	1/22/2013	—		—
	33,000	0		$24.48	2/1/2012	—		—
	10,000	0		$27.37	5/17/2011	—		—
	25,000	0		$37.50	1/18/2011	—		—
	4,475	0		$20.06	1/20/2010	—		—
	—	—		—	—	6,000	(9)	$180,540
	—	—		—	—	7,000	(10)	$210,630
	—	—		—	—	3,000	(11)	$90,270

Richard D. McBee	0	28,000	(2)	$28.74	1/16/2017	—		—
	7,500	22,500	(3)	$29.79	1/17/2016	—		—
	12,500	12,500	(4)	$28.69	1/18/2015	—		—
	21,000	7,000	(5)	$31.55	1/20/2014	—		—
	43,000	0		$17.51	1/22/2013	—		—
	33,000	0		$24.48	2/1/2012	—		—
	10,000	0		$27.37	5/17/2011	—		—
	25,000	0		$37.50	1/18/2011	—		—
	17,000	0		$20.06	1/20/2010	—		—
	—	—		—	—	6,000	(9)	$180,540
	—	—		—	—	7,000	(10)	$210,630
	—	—		—	—	3,000	(11)	$90,270

James F. Dalton	0	22,000	(2)	$28.74	1/16/2017	—		—
	6,000	18,000	(3)	$29.79	1/17/2016	—		—
	12,500	12,500	(4)	$28.69	1/18/2015	—		—
	21,000	7,000	(5)	$31.55	1/20/2014	—		—
	12,500	0		$17.51	1/22/2013	—		—
	33,000	0		$24.48	2/1/2012	—		—
	30,000	0		$37.50	1/18/2011	—		—
	71,600	0		$20.06	1/20/2010	—		—
	—	—		—	—	4,600	(9)	$138,414
	—	—		—	—	5,000	(10)	$150,450
	—	—		—	—	3,000	(11)	$90,270

(1)	Market value of unvested shares based on closing price of the Common Shares of $30.09 on May 25, 2007.

(2)	Stock option granted January 16, 2007. Shares vest 25% on January 16, 2008, 2009, 2010, and 2011.

(3)	Stock option granted January 17, 2006. Unvested portion vests 33% on January 17, 2008, 2009, and 2010.

(4)	Stock option granted January 18, 2005. Unvested portion vests 50% on January 18, 2008, and 2009.

(5)	Stock option granted January 20, 2004. Unvested portion vests on January 20, 2008.

(6)	Restricted stock granted January 16, 2007 and shares vest 100% on January 16, 2011.

(7)	Restricted stock granted January 17, 2006 and vests 2,500 shares on January 17, 2008 and 2009, and 15,000 shares on January 17, 2010.

(8)	Restricted stock granted June 23, 2004 and shares vest 50% on June 23, 2008 and 2009.

(9)	Restricted stock granted January 16, 2007 and shares vest 100% on January 16, 2010.

(10)	Restricted stock granted January 17, 2006 and shares vest 100% on January 17, 2009.

(11)	Restricted stock granted January 18, 2005 and final vesting of shares occurs on January 18, 2008.

Option Exercises and Stock Vested in Fiscal Year 2007

The following table sets forth information concerning options that were exercised by the named executive officers and restricted stock that vested during fiscal year 2007.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercises (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard H. Wills	90,000	$894,375	7,500	$212,625
Colin L. Slade	0	$0	4,000	$113,200
Craig L. Overhage	0	$0	3,000	$84,900
Richard D. McBee	0	$0	3,000	$84,900
James F. Dalton	0	$0	3,000	$84,900

Pension Benefits at May 26, 2007

The following table sets information regarding accounts of the named executive officers under the Company’s Cash Balance Plan as of May 26, 2007.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)
Richard H. Wills	Cash Balance Plan	28	$568,348
Colin L. Slade	Cash Balance Plan	20	$254,791
Craig L. Overhage	Cash Balance Plan	23	$181,756
Richard D. McBee	Cash Balance Plan	16	$123,869
James F. Dalton	Cash Balance Plan	18	$160,492

(1)

The Present Value of Accumulated Benefit in the above table represents for each named executive officer the greater of (a) the actual cash balances in the Cash Balance Plan account for the named executive officer or (b) the actuarial present value as of May 26, 2007 of the pension benefits the named executive officer would receive under the Cash Balance Plan if his employment had terminated at the earliest age at which benefits would be maximized. At termination of employment, each of the named executive officers would be entitled to receive his cash balance in a single payment or have it converted to a monthly annuity payable for life (or over a joint lifetime with his beneficiary). The above table reports the actual cash balances at May 26, 2007 for Mr. McBee, Mr. Overhage and Mr. Dalton. Additional benefits may be payable under the Cash Balance Plan to Mr. Wills and Mr. Slade (based on age and years of service when benefits begin) under transition rules described below. The above table reports the actuarial present values for Mr. Wills (assuming employment terminated and benefits commenced at age 55.8) and Mr. Slade (assuming employment terminated and benefits commenced at age 60.1) because the actuarial present values for those officers are greater than their actual account balances at May 26, 2007, which were $322,373 for Mr. Wills and $216,409 for Mr. Slade. The actuarial present values were calculated for purposes of the above table using an interest crediting rate of 4.0% compounded monthly, an annuity conversion rate of 5.25%, a discount rate of 6.0%, and the GATT 2003 Group Annuity mortality table. These are the assumptions reflected in our audited balance sheet as of May 26, 2007.

The Tektronix Cash Balance Plan is an integrated, account-based, defined benefit plan funded entirely by the Company. Employees who are officers of the Company participate in the Cash Balance Plan on the same basis as other employees. The Cash Balance Plan was closed to employees hired after July 31, 2004. Employees outside the U.S. are covered under different retirement plans varying from country to country.

Under the provisions of the Cash Balance Plan, a cash balance account is established for each participant at plan entry and increased over time with pay and interest credits. Pay credits are equal to 3.5% of eligible pay (generally, base pay) and are credited to each participant’s cash balance account as of each payroll. The plan is integrated with Social Security and pay credits increase to 7.0% of pay once a participant’s earnings exceed the Social Security wage base for that year ($94,200 as of December 31, 2006). However, the plan disregards pay above the legal limit ($220,000 as of December 31, 2006). Interest credits are based on one-year Treasury constant maturity rates and are credited to a participant’s cash balance account as of each month end. Vesting of benefits under the Cash Balance Plan occurs on the earliest of completion of four years of service, reaching age 65, death or disability. At termination of employment, a participant (if vested) becomes entitled to receive his or her cash balance account in a single payment or have it converted to a monthly annuity payable for life (or over a joint lifetime with his or her beneficiary). Payment can be delayed until the participant reaches age 65.

Certain special provisions of the Cash Balance Plan apply to employees who were active participants under the Tektronix Pension Plan as of December 31, 1997, when the Tektronix Pension Plan was amended to become the Tektronix Cash Balance Plan, including all of the named executive officers. An initial cash balance account based on the benefit levels provided under the Tektronix Pension Plan was established for each eligible employee. In addition, pay credits for these employees are 4.5% instead of 3.5%, and pay credits increase to 9.0% instead of 7.0% of pay once a participant’s earnings exceed the Social Security wage base for that year. A special transition benefit applies for (a) employees age 40 and vested as of December 31, 1997 or (b) employees with 15 or more years of service as of December 31, 1997, regardless of age, and whose employment terminates on or after reaching age 55 but before age 65, or whose employment is terminated involuntarily (except for cause) before age 55 and the employee waits until age 55 to commence receiving a benefit. Under these provisions, an eligible participant (including Mr. Wills and Mr. Slade) could receive increased benefits on termination of employment based on age and years of service when benefits begin. The special transition benefit provides an increase to the participant’s account balance by converting the cash balance to an annuity and multiplying the converted account balance benefit by a factor determined by the participant’s age and years of service at the time of benefit commencement. The factor ranges from 1.00417 to 2.3500. Higher factors are associated with more years of service. Factors decrease with age relative to years of service, and when the participant’s age reaches age 65, the factor becomes 1.0. If Mr. Wills’ or Mr. Slade’s employment had been involuntarily terminated without cause as of May 26, 2007 and the officer had delayed benefit commencement until age 55 in order to receive the special transition benefits, the present value of these benefits for Mr. Wills would have been $550,686 and for Mr. Slade would have been $260,240.

Nonqualified Deferred Compensation in Fiscal Year 2007

The following table sets information regarding accounts of the named executive officers under the Company’s Deferred Compensation Plan and Stock Deferral Plan as of May 26, 2007.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($)(3)
Richard H. Wills	—	$38,906	$641,784	$3,928,921
Colin L. Slade	—	$11,642	$95,316	$1,370,592
Craig L. Overhage	—	$9,259	$69,595	$335,668
Richard D. McBee	—	$7,308	$68,374	$439,290
James F. Dalton	$22,570	$8,179	$147,304	$1,969,984

(1)	Amount disclosed in the “Executive Contributions” column is also included in the “Salary” column of the “Summary Compensation Table” at page A-23.

(2)	Amount disclosed in the “Registrant Contributions” column is also reported in the “All Other Compensation” column of the “Summary Compensation Table” at page A-23. Amounts represent applicable make-up credits relating to the 401(k) Plan and pension supplement credits relating to the Cash Balance Plan.

(3)	Amounts reported in the “Aggregate Balance” column include total deferred compensation for each named executive officer since that officer began participating in the Company’s Deferred Compensation Plan. The total aggregate balance also includes amounts that were rolled over from a prior Supplemental Executive Retirement Plan that was closed December 31, 2005 and Company supplemental credits, representing the amount that would have been received under the Cash Balance Plan had the named executive officer’s compensation for purposes of that plan not been limited by applicable provisions of the Internal Revenue Code, as well as amounts necessary to make up company contributions into the qualified plans that were lost due to the employee’s deferral of salary into the Deferred Compensation Plan. Of the total amount shown, the following total amounts have been deferred by the named executive officer and/or contributed by the Company prior to fiscal year 2007: Mr. Wills, $2,193,171; Mr. Slade, $1,000,764; Mr. Overhage, $172,748; Mr. McBee, $251,555; and Mr. Dalton, $1,302,141. Of the total amount shown, the following amounts have been previously reported as compensation in proxy statements for prior years, or in the “Summary Compensation Table” at page A-23: Mr. Wills, $1,639,521 (amounts reported beginning fiscal year 2001); Mr. Slade, $934,231 (amounts reported beginning fiscal year 2001); Mr. Overhage, $9,259 (amounts reported beginning fiscal year 2006); Mr. McBee, $232,047 (amounts reported beginning fiscal year 2001); and Mr. Dalton, $1,108,578 (amounts reported beginning fiscal year 2001).

Executive officers and other eligible employees can generally elect to defer up to 90% of their regular compensation and up to 100% of their bonus compensation under the Deferred Compensation Plan or the Stock Deferral Plan. Cash amounts credited to the Deferred Compensation Plan earn a rate of return equal to the rate of return on earnings indices selected by the employee. An employee can generally change investment options within the Deferred Compensation Plan on a monthly basis. Deferred amounts will be paid in a lump sum or in annual installments for up to 15 years, as elected in advance by the employee. Cash amounts credited to the Stock Deferral Plan will earn a rate of return based upon the performance of Tektronix Common Shares, and will be paid in the form of Tektronix stock either in a lump sum or in annual installments for up to 15 years, as elected in advance by the executive. Employees who defer compensation receive make-up credits in the Deferred Compensation Plan representing the amount of Company contributions to the 401(k) Plan and the Cash Balance Plan that the employee may have foregone due to reduction of compensation through deferral. Executive officers also receive a pension supplement credit in the Deferred Compensation Plan representing Company contributions that would have been received under the Cash Balance Plan had their compensation for purposes of the plan not been limited by applicable provisions of the Internal Revenue Code.

Potential Payments upon Employment Termination or Change in Control

Severance for Termination of Employment without Cause

We have entered into an Executive Severance Agreement with each of the named executive officers pursuant to which the officer would receive severance pay in the event that his employment is terminated by us other than for cause, death or disability. In these agreements, “cause” generally includes willful and continued failure to perform substantially the officer’s reasonably assigned duties after notice, or willfully engaging in illegal conduct that is materially and demonstrably injurious to us. Upon such termination, and conditioned on the officer executing a release of claims and complying with other terms of the agreement, the officer would receive a lump sum cash severance payment and other benefits as described below. Under the Executive Severance Agreement, the officer agrees that for 18 months following any termination of employment, he will not recruit, or attempt to hire any of our employees and agrees to repay to us all benefits paid under the Executive Severance Agreement if this agreement is violated. No benefits are payable under the Executive Severance Agreement if the officer receives severance payments under any other severance agreement with us, including a Change in Control Agreement described below.

The following table shows the estimated severance benefits that would have been payable to the named executive officers if each officer’s employment was terminated on May 26, 2007 by us without “cause.”

Name	Cash Severance(1)	Insurance Payment(2)	Outplacement(3)	Financial Planning(4)	Total
Richard H. Wills	$2,700,000	$23,248	$18,000	$16,250	$2,757,498
Colin L. Slade	$360,000	$24,768	$18,000	$16,250	$419,018
Craig L. Overhage	$340,000	$23,248	$18,000	$12,184	$393,432
Richard D. McBee	$340,000	$24,768	$18,000	$12,184	$394,952
James F. Dalton	$320,000	$23,768	$18,000	$12,184	$373,952

(1)	Cash Severance. Under each Executive Severance Agreement, in the event that the officer’s employment is terminated at any time other than for cause, death, or disability, upon termination the officer (other than Mr. Wills) would receive, in a single cash payment generally within 45 days after termination of employment, an amount equal to the officer’s annual base pay, or, if greater, the officer’s average annual base pay for the prior three years. Mr. Wills would receive an amount equal to two times his annual base pay or, if greater, two times his average annual base pay for the prior three years. Unless the employment termination occurs at the end of the fiscal year, each named executive officer (other than Mr. Wills) would also receive a prorata portion of his target bonus under the Annual Performance Incentive Plan (APIP), based on the portion of the year worked. Mr. Wills would receive two times his targeted bonus under the APIP for the fiscal year in which his employment is terminated. Actual payments under the APIP to the named executive officers for fiscal year 2007 are included in the “Summary Compensation Table” at page A-23. No bonus amounts have been included in the cash severance column of this table for the named executive officers (other than Mr. Wills) because this table assumes that the employment termination occurred on the last day of the fiscal year. The cash severance amount included in this table for Mr. Wills includes two times his target APIP bonus amount for fiscal year 2007.

(2)	Insurance Payment. At the time of payment of the severance pay, we would pay the officer a lump sum payment in an amount equivalent to the reasonably estimated cost the officer may incur to extend for a period of 18 months under the COBRA continuation laws the group health and dental plan coverage for the officer and his dependents in effect at the time of termination. The amounts in the table above represent 18 months of health insurance benefit payments at the rates paid by us for each named executive officer as of May 26, 2007.

(3)	Outplacement. If severance is paid, we would also pay up to $18,000 to a third party outplacement firm selected by the officer to provide career counseling assistance to the officer for a period of one year following the termination date.

(4)	Financial Planning. If severance is paid, the officer could continue to participate in the Company’s executive financial counseling program through the remainder of the term of the executive’s current participation, but no longer than one year after the date of termination. The amounts in the table above represent the estimated cost of the financial counseling program for one year.

Change in Control Agreements with Executive Officers

On October 12, 2007, the Organization and Compensation Committee of Tektronix’s Board of Directors approved Amended and Restated Change in Control Agreements between Tektronix and each of Richard H. Wills, Colin L. Slade and James F. Dalton, which replaced the existing Change in Control Agreements with these officers. On October 12, 2007, the Committee also approved Change in Control Agreements between Tektronix and each of its other four executive officers.

The Change in Control Agreements generally provide for the following benefits to an officer if within 18 months (24 months for Messrs. Wills, Slade and Dalton) following a “change in control” of Tektronix (as defined in the agreements) the officer’s employment is terminated without cause (as defined in the applicable agreement) or by the officer for good reason (as defined in the applicable agreement):

•	Cash severance in an amount equal to two times (three times, in the case of Mr. Wills) the sum of the officer’s annual base pay and targeted bonus under Tektronix’s Annual Performance Incentive Plan;

•	Accelerated vesting of certain equity awards (as described below); and

•	Continuation of medical and dental insurance benefits for up to 24 months.

In the Change in Control Agreements with Messrs. Wills, Slade and Dalton, the definition of “good reason” generally includes the occurrence of any of the following:

•	A change in the officer’s status, title, position(s), responsibilities or reporting relationship that, in the officer’s reasonable judgment, is not a promotion;

•	A reduction in the officer’s base salary as in effect immediately before the change in control;

•	Any material reduction in benefits under any benefit plan in which the officer participates without the replacement of substantially equivalent benefits; and

•	Requiring the officer to be based anywhere more than 50 miles from where the officer’s office is located immediately prior to the change in control.

In the Change in Control Agreements with the other executive officers, the definition of “good reason” generally includes:

•

A material adverse reduction in the officer’s position(s) or responsibilities, provided that any such reduction that solely results from Tektronix ceasing to be a publicly traded company or becoming a subsidiary of another entity shall not constitute “good reason”;

•	A reduction in the officer’s base salary or target annual bonus of more than 5 percent from that in effect immediately prior to the change in control;

•	A material reduction in the officer’s overall health and welfare benefits from those in effect immediately prior to the change in control; and

•	Requiring the officer to be based more than 50 miles from where the officer’s office is located immediately prior to the change in control.

See “Effect of the Offer and Merger Agreement on Tektronix’s Equity Incentive Plans” in our Schedule 14d-9, which has been provide in the mailing to shareholders and filed with the SEC, for a description of the treatment of options and restricted stock that are cashed out in the Merger. Remaining options held by an officer immediately prior to the Merger (“rollover options”) would be converted into options to acquire Parent stock and remaining restricted stock (“rollover restricted stock”) would be converted into Parent restricted stock. If the conditions for payment of the cash severance are triggered, the Change in Control Agreements also provide for accelerated vesting of rollover options and rollover restricted stock. In this event, the officer’s rollover stock options would be accelerated to the extent that the value of the rollover options (the market value of the Parent stock subject to the options at the time of employment termination less the exercise price) does not exceed (1) the value of the rollover options at the Effective Time of the Merger ($38.00 less the exercise price), reduced by (2) the value of rollover options that vested after the Merger and before employment termination (as of the earlier of the date of exercise, if any, or the date of termination). Also in this circumstance, the officer’s Parent restricted stock would be accelerated such that the value of these awards (the market value at the time of employment termination of the Parent stock subject to the Parent RSU) would be equal to an amount up to the value of the officer’s rollover restricted stock at the Effective Time of the Merger ($38.00 per share of rollover restricted stock), minus the total value (as of the date of vesting) of the officer’s Parent restricted stock that have vested since the Effective Time.

Under the Change in Control Agreements, if any payments to an executive officer in connection with a change in control would be subject to the 20% excise tax on “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, payments will be reduced below the threshold for imposition of the excise tax if and to the extent the officer would receive a greater net after-tax benefit than if the excise tax were imposed.

The Change in Control Agreements impose noncompetition and nonsolicitation obligations on the officer during the 12-month period following termination of employment. In addition, an officer must sign and not revoke a release of any claims against Tektronix to receive severance benefits.

The acquisition of Shares of Tektronix in the tender offer by Purchaser would constitute a change in control under these agreements.

The following table shows the estimated benefits that would be payable to the executive officers under the provisions of the Merger Agreement, the Change in Control Agreements and the terms of certain awards if the Merger were to occur on November 30, 2007 and each officer’s employment were terminated on that date either by Tektronix without “cause” or by the officer with “good reason.”

Name	Cash Severance(1)	Insurance Continuation(2)	Stock Option Acceleration(3)	Restricted Stock Acceleration(4)(5)	Total(5)
Richard H. Wills	$4,110,000	$32,000	$1,958,765	$2,394,000	$8,494,765
Colin L. Slade	$1,221,000	$32,000	$686,140	$543,932	$2,483,072
Craig L. Overhage	$1,120,000	$32,000	$605,530	$608,000	$2,365,530
Richard D. McBee	$1,120,000	$32,000	$605,530	$532,008	$2,289,538
James F. Dalton	$990,000	$32,000	$513,025	$255,282	$1,790,307
John T. Major	$810,000	$32,000	$421,940	$820,800	$2,084,740
Susan G. Kirby	$780,000	$32,000	$439,678	$440,800	$1,692,478

(1)	Cash Severance. Under the Change in Control Agreements, cash severance benefits are payable if the officer’s employment is terminated without “cause” or by the officer for “good reason” within 18 months (24 months in the case of Messrs. Wills, Slade and Dalton) after a change in control. The cash severance payment for the executive officers would be equal to two times (three times for Mr. Wills) annual base salary plus two times (three times for Mr. Wills) target bonus under the Annual Performance Incentive Plan for the fiscal year in which the notice of termination occurs and would generally be payable in a lump sum on the tenth day following termination.

(2)

Insurance Continuation. If the conditions for payment of the cash severance benefits are triggered, the Change in Control Agreements also provide for continuation of medical and dental insurance benefits for the officer and his dependents payable by Tektronix for up to 24 months following termination of employment, but not to the extent equivalent benefits are provided by a subsequent employer, and provided that the officer continues to pay regular contributions for such participation. The amounts in the table above represent the estimated amount for 24 months of medical and insurance benefit payments at the rates paid by Tektronix as of September 30, 2007.

(3)	Stock Option Acceleration. Reflects the value of the acceleration of unvested options under the terms of certain option agreements, the Merger Agreement and the Change in Control Agreements. Of the amounts in this column, the following amounts represent the value (based on the spread between the $38.00 Offer Price and the applicable option exercise price) of unvested options accelerated on the purchase of Shares in the tender offer or in the Merger pursuant to the options terms or the Merger Agreement, which option accelerations would occur even if there were no termination of employment: Mr. Wills-$823,189, Mr. Slade-$314,972, Mr. Overhage-$279,737, Mr. McBee-$279,737, Mr. Dalton-$253,532, Mr. Major-$211,338 and Ms. Kirby-$229,075. Of the amounts in this column, the following amounts represent the value of unvested options at the time they would be converted into Parent options in the Merger (based on the spread between the $38.00 Offer Price and the option exercise price), which could be accelerated if there were an employment termination that triggered the payment of the severance benefits under the Change in Control Agreements: Mr. Wills-1,135,576, Mr. Slade-$371,169, Mr. Overhage-$325,794, Mr. McBee-$325,794, Mr. Dalton-$259,494, Mr. Major-$210,602 and Ms. Kirby-$210,602.

(4)	Restricted Stock Acceleration. Reflects the value of the acceleration of unvested restricted stock under the terms of certain award agreements, the Merger Agreement and the Change in Control Agreements. Of the amounts in this column, the following amounts represent the value (based on the $38.00 Offer Price) of restricted stock accelerated on the purchase of Shares in the Tender Offer or in the Merger pursuant to the terms of the restricted stock or the Merger Agreement, which acceleration would occur even if there were no termination of employment: Mr. Wills-$1,045,000, Mr. Slade-$152,000, Mr. Overhage-$114,000, Mr. McBee-$114,000, Mr. Dalton-$114,000, Mr. Major-$76,000 and Ms. Kirby-$76,000. Of the amounts in this column, the following amounts represent the value of unvested restricted stock at the time it would be converted into Parent RSUs in the Merger (based on the $38.00 Offer Price), which could be accelerated if there were an employment termination that triggered the payment of the severance benefits under the Change in Control Agreements: Mr. Wills-$1,349,000, Mr. Slade-$391,932, Mr. Overhage-$494,000, Mr. McBee-$418,008, Mr. Dalton-$141,282, Mr. Major-$744,800 and Ms. Kirby-$364,800.

(5)	Total—Conditional Cap on Change in Control Benefits. Under the Change in Control Agreements, if any payments to an executive officer in connection with a change in control would be subject to the 20% excise tax on “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, the payments will be reduced if and to the extent the officer would receive a greater net after-tax benefit. In accordance with this provision, the restricted stock acceleration amounts in the table have been reduced by the following amounts: Mr. Slade-$102,068, Mr. McBee-$75,992 and Mr. Dalton-$223,518.

Benefits Payable on Death or Disability

Under the terms of the award agreements, upon death or disability, all unexercisable options would become fully exercisable for a maximum remaining term of one year and all unvested restricted stock would become fully vested. The following table shows the estimated benefits under the stock option and restricted stock agreements that would have been payable to the named executive officer in the event of death or disability occurring as of May 26, 2007:

Name	Stock Option Acceleration(1)	Restricted Stock Acceleration(2)	Total
Richard H. Wills	$1,008,100	$1,895,670	$2,903,770
Colin L. Slade	$353,055	$511,530	$864,585
Craig L. Overhage	$311,655	$481,440	$793,095
Richard D. McBee	$311,655	$481,440	$793,095
James F. Dalton	$264,165	$379,134	$643,299

(1)	Stock Option Acceleration. As of May 26, 2007, each named executive officer held unexercisable options to purchase Common Shares and unvested restricted stock as listed in the “Outstanding Equity Awards at May 26, 2007” table at page A-25. Because options accelerated on death or disability will have a maximum remaining term of one year, amounts in the table above represent the aggregate value as of May 26, 2007 of each named executive officer’s outstanding unexercisable options assuming a one-year remaining term and otherwise calculated using the Black-Scholes option pricing model with the same assumptions as those used for valuing our options under FAS 123R.

(2)	Restricted Stock Acceleration. The amounts in the table above represent the number of unvested restricted shares multiplied by a stock price of $30.09 per share, which was the closing price of the Common Shares on the last trading day of fiscal year 2007.

Under the Company’s Annual Performance Incentive Plan (APIP), in the event of death or disability of a participant, the participant’s heirs would receive, following the end of the year and calculation of amounts payable under the APIP, the amount that the participant would have received if employed during the entire fiscal year.

Additional Benefits Payable Under Cash Balance Plan

See the description of the Cash Balance Plan following the “Pension Benefits at May 26, 2007” table at page A-26, for information regarding additional benefits that may be payable to Mr. Wills and Mr. Slade under the Cash Bonus Plan in the event of death, disability, or involuntary termination without cause.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in its oversight of the Company’s financial reporting, internal control processes, legal compliance, and independent and internal auditors. Each member of the Committee is an independent director as determined by the Board of Directors, based on the New York Stock Exchange listing rules and the Company’s independence guidelines. Each member of the Committee also satisfies the Securities and Exchange Commission’s additional independence requirement for members of audit committees. In addition, the Board of Directors has determined that Robin L. Washington is an “audit committee financial expert,” as defined by SEC Rules.

The Audit Committee met eleven times during fiscal year 2007. The Committee operates pursuant to a written charter approved by the Board of Directors. The Charter is reviewed annually, and is available for review on the Company’s Web site at www.tektronix.com by following the links to Investors, Corporate Governance, and Committees of the Board. A revised Charter of the Audit Committee was adopted by the Board on March 22, 2007.

The Audit Committee, the Board of Directors, management, and the auditors each play a role in maintaining the integrity of the Company’s financial reports and internal control processes.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for establishing and maintaining internal controls and procedures to assure compliance with Generally Accepted Accounting Principles and applicable laws and regulations.

The independent auditors are accountable to the Audit Committee, and are responsible for performing an independent audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee stands at the intersection of management, the auditors, and the Board of Directors. Committee members have the experience and training to understand financial statements, and they are informed of accounting and auditing developments relevant to the Company. The Committee communicates to management and the auditors its goals and expectations in accordance with its delegated responsibilities, and sets the tone for teamwork and effective communication through a supportive but inquisitive relationship with management and the auditors. Each group meets regularly to ensure that expectations are understood and communications are open.

The Audit Committee fulfills its responsibilities primarily by monitoring the participants and processes involved, and reporting to the Board of Directors. The Audit Committee selects, hires, evaluates and discharges the independent auditors and the internal auditor. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the adequacy of internal controls, and the quality of the Company’s financial reporting. When necessary, the Committee obtains assistance from other outside advisors.

As part of its oversight role, the Audit Committee has reviewed and discussed the Company’s audited financial statements for the year ended May 26, 2007 with management and with representatives of Deloitte & Touche LLP, the Company’s independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. It has also discussed with representatives of Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 114 (Communication with Audit Committees). The Audit Committee received the written disclosures and the letter from Deloitte & Touche required by Independence Standards Board Standard No. 1 (requiring discussions with the Audit Committee regarding the independence of the auditors). The Committee also concluded that Deloitte & Touche’s provision of non-audit services to the Company, as described in the previous section, is compatible with Deloitte & Touche’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the last fiscal year ended May 26, 2007, for filing with the Securities and Exchange Commission.

In addition, the Audit Committee, in consultation with management, the independent auditor and the internal auditors, has reviewed management’s annual report on internal controls over financial reporting, which it made using the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control-Integrated Framework. The Audit Committee has also reviewed and discussed with Deloitte & Touche LLP its attestation report on management’s assessment of internal control over financial reporting and its audit of and report on the Company’s internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the year ended May 26, 2007.

We are submitting to a vote of our shareholders the matter of ratification of the appointment of our independent auditors for the next fiscal year ending May 31, 2008. This vote is advisory because historically our Board of Directors (and now the Audit Committee) has the sole responsibility and authority under applicable law (including the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission rules) to engage and terminate our independent auditors. If shareholders vote in substantial numbers against ratification, this fact will be given serious consideration by the Audit Committee in the selection of auditors for the fiscal year ending May 30, 2009.

Audit Committee report submitted by:

Robin L. Washington, Chair

A. Gary Ames

Gerry B. Cameron

David N. Campbell

Cyril J. Yansouni

TRANSACTIONS WITH RELATED PERSONS

The Nominating and Corporate Governance Committee has adopted written guidelines for the review of transactions with related persons. The Company’s guidelines require review, approval or ratification of transactions in which the Company is a participant and in which a director or executive officer, or an immediate family member of any of the foregoing persons has a direct or indirect interest. These transactions must be reported for review under the Nominating and Corporate Governance Committee Charter, by the Corporate Secretary and the Board’s Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews any related party transaction to determine if (i) the transaction is fair to the Company or (ii) approval or ratification of the transaction is in the best interest in the Company. There were no transactions with related persons to report under the Company’s guidelines during the last fiscal year. A description of Change in Control Agreements approved by the Tektronix Board of Directors on October 12, 2007 for its executive officers is under “Potential Payments upon Employment Termination or Change in Control—Change in Control Agreements with Executive Officers” on page A-30.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers, directors and persons who own more than 10% of the Company’s Common Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange. Executive officers, directors and beneficial owners of more than 10% of the Company’s Common Shares are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms received by the Company and on written representations from certain reporting persons, the Company believes that all filing requirements applicable to its executive officers, directors, and 10% shareholders were complied with on a timely basis during the last fiscal year, with the following exception: Mr. Juul-Pedersen filed one late report of one transaction involving a stock purchase.

Annex B

Goldman, Sachs & Co. | 555 California St. | San Francisco, California 94104

Tel: 415-393-7500

PERSONAL AND CONFIDENTIAL

October 14, 2007

Board of Directors

Tektronix, Inc.

14200 SW Karl Braun Drive

Beaverton, OR 97077-0001

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, without par value (the “Shares”), of Tektronix, Inc. (the “Company”) of the $38.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 14, 2007 (the “Agreement”), by and among Danaher Corporation (“Danaher”), Raven Acquisition Corp., an indirect wholly owned subsidiary of Danaher (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $38.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Danaher and Merger Sub) will be converted into the right to receive $38.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Danaher and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as the Company’s financial advisor in connection with its acquisition of Inet Technologies, Inc. in June 2004; and as joint bookrunner with respect to offering of the Company’s 1.625% Convertible Notes due July 2012 (aggregate principal amount $345,000,000) in June 2007. We also have provided certain investment banking and other financial services to Danaher and its affiliates from time to time, including having acted as Danaher’s financial advisor in connection with its acquisition of Sybron Dental Specialties Inc. in April 2006. We also may provide investment banking and other financial services to the Company, Danaher and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

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In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended May 26, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties of achieving the Forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $38.00 per Share in cash to be received by the holders of Shares in the Tender Offer and Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/    Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

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